# 2007 Annual Report

MISSISSIPPI POWER COMPANY



MISSISSIPPI POWER
A SOUTHERN COMPANY

# CONTENTS

Mississippi Power Company 2007 Annual Report





## SUMMARY

| | 2007 | 2006 | Percent Change |
|---|---|---|---|
| **Financial Highlights** *(in thousands)*: | | | |
| Operating revenues | **\$1,113,744** | **\$1,009,237** | 10.4 |
| Operating expenses | **\$966,007** | **\$856,318** | 12.8 |
| Net income after dividends on preferred stock | **\$84,031** | **\$82,010** | 2.5 |
| Gross property additions | **\$114,927** | **\$127,290** | (9.7) |
| Total assets | **\$1,727,665** | **\$1,708,376** | 1.1 |
| **Operating Data**: | | | |
| Kilowatt-hour sales *(in thousands)*: | | | |
| Retail | **9,367,550** | **8,973,957** | 4.4 |
| Sales for resale - non-affiliates | **5,185,772** | **4,624,092** | 12.2 |
| Sales for resale - affiliates | **1,026,546** | **1,679,831** | (38.9) |
| Total | **15,579,868** | **15,277,880** | 2.0 |
| Customers served at year-end | **184,803** | **181,285** | 1.9 |
| Peak-hour demand, net *(in megawatts)* | **2,512** | **2,390** | 5.1 |
| **Capitalization Ratios** *(percent)*: | | | |
| Common stock equity | **66.1** | **65.4** | |
| Preferred stock | **3.5** | **3.6** | |
| Long-term debt (excluding amounts due within one year) | **30.4** | **31.0** | |
| **Return on Average Common Equity** *(percent)* | **13.96** | **14.25** | |
| **Ratio of Earnings to Fixed Charges** *(times)* | **8.57** | **8.07** | |

## LETTER TO INVESTORS
## Mississippi Power Company 2007 Annual Report

It is my privilege to report Mississippi Power delivered solid financial results in 2007. Net income after dividends on preferred stock was $84 million compared to $82 million the previous year. The return on average common equity for the year was 13.96 percent, compared to 14.25 percent earned in 2006.

Customers are very satisfied with the company's performance, and we continue to work hard to put their best interests at the center of everything we do.

For the second consecutive year, and the seventh time in 10 years, Mississippi Power achieved first place in the 2007 Customer Value Benchmark Survey which measures customer perceptions on eight key business drivers. Our performance is measured against a peer group of 16 competitor utilities. This is an outstanding achievement for Mississippi Power and a testament to our employees' emphasis on taking care of the customer.

We do it all safely. Our employees focus on safety every day with a goal of Target Zero – not just zero accidents, but no unsafe acts. As a result, employees turned in the best safety performance among all Southern Company operating companies, earning an outstandingly low 0.620 Occupational Safety and Health Administration incidence rate record. As we all know, a high safety level translates directly into fewer sick days and greater productivity.

Reliability is one key to customer satisfaction. In 2007 our distribution performance level for interruption frequency was comparable to pre-Katrina performance. SAIFI (System Average Interruption Frequency Index) is an industry measure of the number of sustained outages an average customer experiences in a year. Our average customer experienced only 1.24 power failures during the year. It's true we had extremely mild weather in 2007. It's also true that we have been working very hard and investing in our infrastructure to make sure that customer outages are infrequent and short in duration.

Our employees take environmental responsibility personally. Each year hundreds volunteer their time to stewardship programs that make the communities we live in and the waterways we enjoy cleaner. During the company's nationally recognized Renew Our Rivers event, almost 68 tons of debris was collected and removed from rivers, waterways, and scenic barrier islands. Employees also organized regular tree plantings, park cleanup/restorations, environmental education programs, and land trusts to protect our state's scenic rivers.

Further, in 2007, employees began leading the way for energy efficiency measures. More than 1100 incandescent light bulbs have been replaced throughout the company with more efficient compact-fluorescent light bulbs (CFLs). We also gathered over 16,000 pledges from customers to change their incandescent light bulbs to CFLs in 2007 through our promotion and support of the ENERGY STAR® Change-A-Light Pledge campaign. Energy efficiency programs and related information is being made readily available to customers to help educate them on wiser energy use.

We are a hometown utility. We feel very strongly that Mississippi is a better place to live, work, and do business for all of its citizens because we're here. We play a significant role in statewide public policy issues and we try to be good corporate citizens by providing leadership in the communities we serve.

You can see why I am optimistic about the future in Mississippi. We appreciate the confidence you have placed in us with your investment.

Sincerely,

Anthony J. Topazi
President and Chief Executive Officer
April 18, 2008

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING



The management of Mississippi Power Company (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of the Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Anthony J. Topazi
President and Chief Executive Officer

Frances V. Turnage
Vice President, Treasurer, and Chief Financial Officer

February 25, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Mississippi Power Company**

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2007 and 2006, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 28 to 60) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for the funded status of defined benefit pension and other postretirement plans.

Deloitte & Touche LLP

Atlanta, Georgia
February 25, 2008

# OVERVIEW

## Business Activities

Mississippi Power Company (Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a stable regulatory environment, to achieve energy sales growth, and to effectively manage and secure timely recovery of rising costs. The Company has various regulatory mechanisms that operate to address cost recovery. Since 2005, the Company has completed a number of regulatory proceedings that provide for the timely recovery of costs.

Appropriately balancing required costs and capital expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future. Hurricane Katrina, the worst natural disaster in the Company's history, hit the Gulf Coast of Mississippi in August 2005, causing substantial damage to the Company's service territory. All of the Company's 195,000 customers were without service immediately after the storm. Through a coordinated effort with Southern Company, as well as non-affiliated companies, the Company restored power to all who could receive it within 12 days. However, due to obstacles in the rebuilding process, the Company has over 9,000 fewer retail customers as of December 31, 2007 as compared to pre-storm levels. In 2006, the Company received from the Mississippi Development Authority (MDA) a Community Development Block Grant (CDBG) in the amount of $276.4 million for costs related to Hurricane Katrina, of which $267.6 million was for the retail portion of the Hurricane Katrina restoration costs. In 2007, the Company received $109.3 million of storm restoration bond proceeds under the state bond program of which $25.2 million was for retail storm restoration cost, $60.0 million was to increase the Company's retail property damage reserve, and $24.1 million was to cover the retail portion of construction of a new storm operations center.

The Company's retail base rates are set under the Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi Public Service Commission (PSC). PEP was designed with the objective to reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high.

In December 2007, the Company made its annual PEP filing for the projected 2008 test period, resulting in a rate increase of 1.983% or $15.5 million annually, effective January 2008. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

## Key Performance Indicators

In striving to maximize shareholder value while providing cost effective energy to customers, the Company continues to focus on several key indicators. These indicators are used to measure the Company's performance for customers and employees.

Recognizing the critical role in the Company's success played by the Company's employees, employee-related measures are a significant management focus. These measures include safety and inclusion. The 2007 safety performance of the Company was the second best in the history of the Company with an Occupational Safety and Health Administration Incidence Rate of 0.62. This achievement resulted in the Company being recognized as one of the top in safety performance among all utilities in the Southeastern Electric Exchange. Inclusion initiatives resulted in performance above target for the year. In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, PEP, includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10-point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40%); service reliability, measured in outage minutes per customer (40%); and customer satisfaction, measured in a survey of residential customers (20%). See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, plant availability, system reliability, and net income. The Company's financial success is directly tied to the satisfaction of its customers. Management uses customer satisfaction surveys to evaluate the Company's results. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. Net income after dividends on preferred stock is the primary component of the Company's contribution to Southern

Company's earnings per share goal. The Company's 2007 results compared with its targets for some of these key indicators are reflected in the following chart.

| Key Performance Indicator | 2007 Target Performance | 2007 Actual Performance |
|---|---|---|
| Customer Satisfaction | Top quartile in customer surveys | Top quartile |
| Peak Season EFOR | 3.0% or less | 1.59% |
| Net Income | $84.3 million | $84.0 million |

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The financial performance achieved in 2007 reflects the continued emphasis that management places on all of these indicators, as well as the commitment shown by employees in achieving or exceeding management's expectations.

**Earnings**

The Company's net income after dividends on preferred stock was $84.0 million in 2007 compared to $82.0 million in 2006. The 2.4% increase in 2007 was primarily the result of a $21.3 million increase in territorial base revenues which was a result of a retail base rate increase effective April 1, 2006 and territorial sales growth, a $10.9 million increase in total other income and expense as a result of charitable contributions in 2006 and a gain on a contract termination approved by the Federal Energy Regulatory Commission (FERC) in 2007. These increases were partially offset by a $18.2 million increase in non-fuel related expenses and an $8.7 million increase in depreciation and amortization expenses primarily due to the amortization of a regulatory liability related to Plant Daniel capacity. See FUTURE EARNINGS POTENTIAL – "FERC and Mississippi PSC Matters – Retail Regulatory Matters" herein for additional information.

Net income after dividends on preferred stock of $82.0 million in 2006 increased when compared to $73.8 million in 2005 primarily as a result of a $25.9 million increase in retail base rates which became effective April 1, 2006, a $4.7 million increase in wholesale base revenues, and a $2.9 million decrease in non-fuel related expenses, partially offset by a $13.3 million increase in depreciation and amortization expenses due to the amortization of a regulatory liability related to Plant Daniel capacity and a depreciation rate increase effective January 1, 2006, an $8.6 million decrease in total other income and expense as a result of charitable contributions, and higher interest rates on long-term debt.

Net income after dividends on preferred stock of $73.8 million in 2005 decreased when compared to $76.8 million in 2004 primarily due to a $15.7 million decrease in retail base revenue due to the loss of customers as a result of Hurricane Katrina and a $2.5 million increase in non-fuel related expenses primarily resulting from increased employee benefit expenses, partially offset by a $5.8 million decrease in depreciation and amortization expenses due to the amortization of a regulatory liability related to Plant Daniel capacity, a $3.3 million increase in wholesale base revenues, a $1.2 million increase in other revenues, and a $2.0 million decrease in dividends on preferred stock as compared to 2004 resulting from the loss on redemption of preferred stock recognized in the third quarter 2004.

## RESULTS OF OPERATIONS

A condensed statement of income follows:

| | Amount | Increase (Decrease) from Prior Year | | |
|---|---|---|---|---|
| | 2007 | 2007 | 2006 | 2005 |
| | | (in millions) | | |
| Operating revenues | $1,113.7 | $104.5 | $ 39.5 | $ 59.4 |
| Fuel | 494.2 | 55.6 | 80.1 | 33.7 |
| Purchased power | 95.9 | 22.6 | (70.2) | 36.7 |
| Other operations and maintenance | 255.2 | 18.6 | (3.0) | 2.1 |
| Depreciation and amortization | 60.4 | 13.5 | 13.3 | (5.8) |
| Taxes other than income taxes | 60.3 | (0.6) | 0.8 | 4.5 |
| Total operating expenses | 966.0 | 109.7 | 21.0 | 71.2 |
| Operating income | 147.7 | (5.2) | 18.5 | (11.8) |
| Total other income and (expense) | (10.2) | 10.9 | (8.6) | 2.4 |
| Income taxes | 51.8 | 3.7 | 1.7 | (4.3) |
| Net income | 85.7 | 2.0 | 8.2 | (5.1) |
| Dividends on preferred stock | 1.7 | - | - | (2.1) |
| Net income after dividends on preferred stock | $ 84.0 | $ 2.0 | $ 8.2 | $ (3.0) |

### *Operating Revenues*

Details of the Company's operating revenues in 2007 and the prior two years were as follows:

| | Amount | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (in millions) | |
| Retail – prior year | $ 647.2 | $ 618.9 | $584.3 |
| Estimated change in – | | | |
| Rates and pricing | 8.7 | 23.2 | 1.0 |
| Sales growth | 12.3 | (5.2) | (30.4) |
| Weather | (2.5) | 5.0 | (1.6) |
| Fuel and other cost recovery | 61.5 | 5.3 | 65.6 |
| Retail – current year | 727.2 | 647.2 | 618.9 |
| Wholesale revenues – | | | |
| Non-affiliates | 323.1 | 268.8 | 283.4 |
| Affiliates | 46.2 | 76.4 | 50.4 |
| Total wholesale revenues | 369.3 | 345.2 | 333.8 |
| Other operating revenues | 17.2 | 16.8 | 17.0 |
| Total operating revenues | $1,113.7 | $1,009.2 | $969.7 |
| Percent change | 10.4% | 4.1% | 6.5% |

Total retail revenues for 2007 increased 12.4% when compared to 2006 primarily as a result of an increase in territorial sales growth, a retail base rate increase effective April 1, 2006 and the Environmental Compliance Overview (ECO) Plan rate effective May 2007. Higher fuel costs also contributed to the increase. Total retail revenues for 2006 increased 4.6% when compared to 2005 primarily as a result of a retail base rate increase effective April 1, 2006. Higher fuel costs also contributed to the increase. Total retail revenues for 2005 increased 5.9% when compared to 2004 as a result of higher fuel revenue due to the increase in fuel cost. This increase in retail revenues was partially offset by reductions for the loss of customers in all major classes as a result of Hurricane Katrina.

Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. The fuel cost recovery and other revenues increased in 2007 when compared to 2006 as a result of higher fuel costs. In 2006, fuel cost recovery and other revenues increased as compared to 2005 as a result of higher fuel costs and an increase in kilowatt-hours (KWH) generated. During 2005, fuel cost recovery and other revenues increased as compared to 2004 due to higher fuel costs.

Wholesale revenues to non-affiliates are influenced by the non-affiliate utilities' own customer demand, plant availability, and fuel costs. Wholesale revenues to non-affiliates increased $54.3 million, or 20.2%, in 2007 as compared to 2006 as a result of a $51.5 million increase in energy revenues, of which $32.0 million was associated with increased sales and $19.5 million was associated with higher fuel prices, and a $2.8 million increase in capacity revenues. In 2006, wholesale revenues to non-affiliates decreased $14.6 million, or 5.1%, compared to 2005. This decrease resulted from a $14.7 million decrease in energy revenues, of which $10.1 million was associated with decreased sales and $4.6 million was associated with lower fuel prices. Wholesale revenues to non-affiliates increased in 2005 by $17.5 million, or 6.6%, compared to 2004. This increase primarily resulted from an increase in price per KWH resulting from higher fuel costs.

Included in wholesale revenues to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. Compared to the prior year, KWH sales to these utilities increased 4.3% in 2007 due to growth in the service territory, increased 8.9% in 2006 compared to 2005 due to growth in the service territory and recovery from Hurricane Katrina in 2006, and decreased 5.0% in 2005 compared to 2004 due to Hurricane Katrina. The related revenues increased 12.6%, 7.1%, and 16.2%, in 2007, 2006, and 2005, respectively. The customer demand experienced by these utilities is determined by factors very similar to those experienced by the Company. On February 15, 2008, the Company received notice of termination of an approximately 100 MW territorial wholesale market based contract effective March 31, 2011. This termination is estimated to reduce the Company's annual territorial wholesale base revenues by approximately $12 million.

Short-term opportunity energy sales are also included in sales for resale to non-affiliates. These opportunity sales are made at market-based rates that generally provide a margin above the Company's variable cost to produce the energy. KWH sales to non-territorial customers increased 41.0% compared to 2006 primarily due to more off-system sales resulting from increased system generation.

Wholesale revenues from sales to affiliated companies within the Southern Company system will vary from year to year depending on demand and the availability and cost of generating resources at each company. These affiliated sales and purchases are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the FERC. Wholesale revenues from sales to affiliated companies decreased 39.5% in 2007, when compared to 2006, increased 51.6% in 2006, when compared to 2005, and increased 13.8% in 2005, when compared to 2004. These energy sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

*Energy Sales*

Changes in revenues are influenced heavily by the change in the volume of energy sold from year to year. KWH sales for 2007 and percent change by year were as follows:

| | KWHs | Percent Change | | |
|---|---|---|---|---|
| | **2007** | **2007** | 2006 | 2005 |
| | *(in millions)* | | | |
| Residential | **2,135** | **0.8%** | (2.8)% | (5.1)% |
| Commercial | **2,876** | **7.5** | (1.8) | (8.2) |
| Industrial | **4,318** | **4.2** | 9.1 | (10.3) |
| Other | **39** | **4.9** | (2.5) | (5.8) |
| Total retail | **9,368** | **4.4** | 2.7 | (8.4) |
| Wholesale | | | | |
| Non-affiliated | **5,186** | **12.1** | (3.9) | (20.2) |
| Affiliated | **1,026** | **(38.9)** | 87.4 | (14.9) |
| Total wholesale | **6,212** | **(1.5)** | 10.4 | (19.4) |
| Total energy sales | **15,580** | **2.0** | 5.7 | (13.1) |

Total retail KWH sales increased in 2007 when compared to 2006 due to continuing restoration of customers lost after Hurricane Katrina. Total retail KWH sales increased in 2006 when compared to 2005 due to restoration of customers lost after Hurricane Katrina in 2005. Total retail KWH sales decreased in 2005 when compared to 2004 as the result of the loss of customers following Hurricane Katrina.

***Fuel and Purchased Power Expenses***

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the Company purchases a portion of its electricity needs from the wholesale market. Details of the Company's electricity generated and purchased were as follows:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Total generation *(millions of KWHs)* | **14,119** | 14,224 | 12,499 |
| Total purchased power *(millions of KWHs)* | **2,084** | 1,718 | 2,637 |
| Sources of generation *(percent)* – | | | |
| Coal | **69** | 71 | 70 |
| Gas | **31** | 29 | 30 |
| Cost of fuel, generated *(cents per net KWH)* – | | | |
| Coal | **2.92** | 2.52 | 2.24 |
| Gas | **6.25** | 6.04 | 5.94 |
| Average cost of fuel, generated *(cents per net KWH)* | **3.78** | 3.34 | 3.11 |
| Average cost of purchased power *(cents per net KWH)* | **4.60** | 4.26 | 5.44 |

Fuel and purchased power expenses were $590.1 million in 2007, an increase of $78.3 million, or 15.3%, above the prior year costs. This increase was primarily due to a $63.8 million increase in the cost of fuel and purchased power and a $14.5 million increase related to total KWHs generated and purchased. In 2006, fuel and purchased power expenses were $511.9 million, an increase of $9.8 million, or 2.0%, above the prior year costs. This increase was primarily due to an increase of $9.7 million in the cost of fuel and purchased power. Fuel and purchased power expenses in 2005 were $502.1 million, an increase of $70.4 million, or 16.3%, above the prior year costs. This increase was the result of a $127.6 million increase in the cost of fuel and purchased power and a $57.2 million decrease related to total KWHs generated and purchased.

Fuel expense increased $55.6 million in 2007 as compared to 2006. Approximately $56.8 million in additional fuel expenses resulted from higher coal, gas, transportation prices, and emission allowances, which were partially offset by a $1.2 million decrease in generation from Mississippi Power-owned facilities. Fuel expense increased $80.1 million in 2006 as compared to 2005 as a result of increases in fuel costs and an increase in generation. This increase in fuel expense is due to a $30.0 million increase in the cost of fuel due to higher coal, gas, transportation, and emission allowance prices and a $50.0 million increase related to more KWHs generated. Fuel expense increased $33.7 million in 2005 as compared to 2004. Approximately $71 million in additional fuel expenses resulted from higher coal, gas, transportation prices, and emission allowances, which were partially offset by a $36 million decrease resulting from unit outages that reduced generation.

Purchased power expense increased $22.6 million, or 30.9%, in 2007 when compared to 2006. The increase was primarily due to an increase in the cost of purchased power and an increase in the amount of energy purchased which was partially due to a decrease in generation resulting from plant outages. Purchased power expense decreased $70.2 million, or 49%, in 2006 when compared to 2005. The decrease was primarily due to more generation being available to meet customer demand and a decrease in the cost of purchased power. In 2005, purchased power expense increased $36.7 million, or 34.4%, when compared to 2004. The increase is primarily the result of the reduction in generation due to the damage caused by Hurricane Katrina. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

While there has been a significant upward trend in the cost of coal and natural gas since 2003, prices moderated somewhat in 2006 and 2007. Coal prices have been influenced by a worldwide increase in demand from developing countries, as well as increases in mining and fuel transportation costs. While demand for natural gas in the United States continued to increase in 2007, natural gas supplies have also risen due to increased production and higher storage levels.

Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the Company's fuel cost recovery clause. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" and Note 1 to the financial statements under "Fuel Costs" for additional information.

***Other Operations and Maintenance Expenses***

Total other operations and maintenance expenses increased $18.6 million from 2006 to 2007. Other operations expense increased $15.1 million, or 8.8%, in 2007 compared to 2006 primarily as a result of a $4.1 million increase in generation construction screening, a $3.3 million insurance recovery for storm restoration expense recognized in 2006, a $2.1 million increase in employee benefits primarily due to increase in medical expense, a $2.0 million increase in outside and other contract services, and a $2.0 million increase in scheduled production projects. Maintenance expense increased $3.5 million, or 5.2%, in 2007 when compared to 2006, primarily as a result of a $5.5 million increase in generation maintenance expense primarily due to outage work in 2007, partially offset by a $2.0 million decrease in transmission and distribution maintenance expenses due primarily to the deferral of these expenses pursuant to the regulatory accounting order from the Mississippi PSC.

In 2006, total other operations and maintenance expenses decreased $3.0 million compared to 2005. Other operations expense increased $1.9 million, or 1.1%, in 2006 compared to 2005 primarily as a result of a $1.8 million increase in distribution operations expense and a $1.5 million increase in employee benefit expenses, partially offset by a $1.0 million decrease in bad debt expense. Maintenance expense decreased $4.9 million, or 6.8%, in 2006, primarily due to the $3.4 million accrual of certain expenses arising from Hurricane Katrina related to the wholesale portion of the business in 2005 and the $2.8 million partial recovery of these expenses from the CDBG in 2006, partially offset by a $0.5 million increase in 2006 due to the increased operation of combined cycle units as gas costs decreased in 2006 when compared to 2005.

In 2005, total other operations and maintenance expenses increased $2.1 million compared to 2004. In 2005, other operations expense increased $7.9 million, or 4.9%, compared to 2004 primarily as a result of a $5.2 million increase in employee benefit expenses, a $1.7 million increase in rent expense on the Plant Daniel combined cycle lease, and higher bad debt expense of $1.0 million primarily resulting from Hurricane Katrina. In 2005, maintenance expense decreased $5.7 million, or 7.5%, over the prior year, primarily as a result of a $1.1 million decrease in the operation of combined cycle units due to higher gas prices in 2005 when compared to 2004 and a $4.5 million decrease in maintenance expense associated with changes in scheduled maintenance as a result of restoration efforts.

See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" and Notes 3 and 7 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" and "Operating Leases – Plant Daniel Combined Cycle

Generating Units," respectively, for additional information. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Cost Recovery" for additional information. See Note 7 to the financial statements under "Long-Term Service Agreements" for further information.

***Depreciation and Amortization***

Depreciation and amortization expenses increased $13.5 million in 2007 compared to 2006 due to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity and an increase in amortization of environmental costs related to the approved ECO Plan. Depreciation and amortization expenses increased $13.3 million in 2006 compared to 2005 due to amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity and the impact of a new depreciation study effective January 1, 2006. Depreciation and amortization expenses decreased $5.8 million in 2005 as compared to the prior year primarily as a result of amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on the Plant Daniel capacity. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" and "Environmental Compliance Overview Plan" for additional information.

***Taxes Other than Income Taxes***

Taxes other than income taxes decreased 0.9% in 2007 compared to 2006 primarily as a result of a $2.0 million decrease in ad valorem taxes, partially offset by a $1.5 million increase in municipal franchise taxes. In 2006, taxes other than income taxes increased 1.4% over the prior year primarily as a result of a $0.5 million increase in ad valorem taxes and a $0.3 million increase in municipal franchise taxes. Taxes other than income taxes increased 8.1% in 2005 as compared to 2004 primarily due to a $2.9 million increase in ad valorem taxes and a $1.1 million increase in municipal franchise taxes. The retail portion of the increase in ad valorem taxes is recoverable under the Company's ad valorem tax cost recovery clause and, therefore, does not affect net income. The increase in municipal franchise taxes is directly related to the increase in total retail revenues.

***Total Other Income and (Expense)***

The $10.9 million increase in total other income and expense in 2007 compared to 2006 is primarily due to higher charitable contributions in 2006 as compared to 2007 and a gain on a contract termination approved by the FERC in 2007. The $8.6 million decrease in total other income and expense in 2006 compared to 2005 is primarily due to charitable contributions and higher interest rates on long-term debt. In 2005, the increases in total other income and expense compared to 2004 are due to a reversal, as a result of changes in the legal and regulatory environment, of a $2.5 million liability originally recorded for the potential assessment of interest associated with a customer advance. This amount was partially offset by expenses related to recovery from Hurricane Katrina.

### Effects of Inflation

The Company is subject to rate regulation that is based on the recovery of costs. PEP is based on annual projected costs, including estimates for inflation. When historical costs are included, or when inflation exceeds projected costs used in rate regulation or market-based prices, the effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. In addition, the income tax laws are based on historical costs. The inflation rate has been relatively low in recent years and any adverse effect of inflation on the Company has not been significant.

## FUTURE EARNINGS POTENTIAL

### General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeast Mississippi and wholesale customers in the southeastern United States. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. Prices for wholesale electricity sales, interconnecting transmission lines and the exchange of electric power are regulated by the FERC. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "FERC Matters" and "Retail Regulatory Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges and risks of the Company's business of selling electricity. These factors include the ability of the Company to maintain a stable regulatory environment that continues to allow for the recovery of all prudently incurred costs during a time of increasing costs. Future earnings in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the Company's service area in the aftermath of Hurricane Katrina.

**Environmental Matters**

Compliance costs related to the Clean Air Act and other environmental statutes and regulations could affect earnings if such costs cannot continue to be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may exceed amounts estimated. Some of the factors driving the potential for such an increase are higher commodity costs, market demand for labor, and scope additions and clarifications. The timing, specific requirements, and estimated costs could also change as environmental statutes and regulations are adopted or modified. See Note 3 to the financial statements under "Environmental Matters" for additional information.

***New Source Review Actions***

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama after Alabama Power was dismissed from the original action. In these lawsuits, the EPA alleged that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The action against Georgia Power has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving the alleged NSR violations at Plant Miller. The consent decree required Alabama Power to pay $100,000 to resolve the government's claim for a civil penalty and to donate $4.9 million of sulfur dioxide emission allowances to a nonprofit charitable organization and formalized specific emissions reductions to be accomplished by Alabama Power, consistent with other Clean Air Act programs that require emissions reductions. In August 2006, the district court in Alabama granted Alabama Power's motion for summary judgment and entered final judgment in favor of Alabama Power on the EPA's claims related to all of the remaining plants: Plants Barry, Gaston, Gorgas, and Greene County.

The plaintiffs appealed the district court's decision to the U.S. Court of Appeals for the Eleventh Circuit, and the appeal was stayed by the Appeals Court pending the U.S. Supreme Court's decision in a similar case against Duke Energy. The Supreme Court issued its decision in the Duke Energy case in April 2007. On October 5, 2007, the U.S. District Court for the Northern District of Alabama issued an order in the Alabama Power case indicating a willingness to re-evaluate its previous decision in light of the Supreme Court's Duke Energy opinion. On December 21, 2007, the Eleventh Circuit vacated the district court's decision in the Alabama Power case and remanded the case back to the district court for consideration of the legal issues in light of the Supreme Court's decision in the Duke Energy case.

The Company believes it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in either of these cases could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

The EPA has issued a series of proposed and final revisions to its NSR regulations under the Clean Air Act, many of which have been subject to legal challenges by environmental groups and states. In June 2005, the U.S. Court of Appeals for the District of Columbia Circuit upheld, in part, the EPA's revisions to NSR regulations that were issued in December 2002 but vacated portions of those revisions addressing the exclusion of certain pollution control projects. These regulatory revisions have been adopted by the State of

Mississippi. In March 2006, the U.S. Court of Appeals for the District of Columbia Circuit also vacated an EPA rule which sought to clarify the scope of the existing routine maintenance, repair, and replacement exclusion. The EPA has also published proposed rules clarifying the test for determining when an emissions increase subject to the NSR permitting requirements has occurred. The impact of these proposed rules will depend on adoption of the final rules by the EPA and the State of Mississippi's implementation of such rules, as well as the outcome of any additional legal challenges, and, therefore, cannot be determined at this time.

***Carbon Dioxide Litigation***

In July 2004, attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed a complaint in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. A nearly identical complaint was filed by three environmental groups in the same court. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. Plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005, and no decision has been issued. The ultimate outcome of these matters cannot be determined at this time.

***Environmental Statutes and Regulations***

*General*

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; and the Endangered Species Act.

Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through the Company's ECO Plan. See Note 3 to the financial statements under "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information. Through 2007, the Company had invested approximately $161.0 million in capital projects to comply with these requirements, with annual totals of $17.0 million, $4.8 million, and $4.0 million for 2007, 2006, and 2005, respectively. The Company expects that capital expenditures to assure compliance with existing and new statutes and regulations will be an additional $74.4 million, $128.2 million, and $91.9 million for 2008, 2009, and 2010, respectively. The Company's compliance strategy is impacted by changes to existing environmental laws, statutes, and regulations, the cost, availability, and existing inventory of emission allowances, and the Company's fuel mix. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein.

Compliance with possible additional federal or state legislation or regulations related to global climate change, air quality, or other environmental and health concerns could also significantly affect the Company. New environmental legislation or regulations, or changes to existing statutes or regulations, could affect many areas of the Company's operations; however, the full impact of any such changes cannot be determined at this time.

*Air Quality*

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2007, the Company had spent approximately $89.0 million in reducing sulfur dioxide ($SO_2$) and nitrogen oxide ($NO_x$) emissions and in monitoring emissions pursuant to the Clean Air Act. Additional controls have been announced and are currently being installed on several units to further reduce $SO_2$, $NO_x$, and mercury emissions, maintain compliance with existing regulations, and meet new requirements.

In 2004, the EPA designated nonattainment areas under an eight-hour ozone standard. No area within the Company's service area was designated as nonattainment under the eight-hour ozone standard. On June 20, 2007, the EPA proposed additional revisions to the current eight-hour ozone standard which, if enacted, could result in designation of new nonattainment areas within the Company's service territory. The EPA has requested comment and is expected to publish final revisions to the standard in 2008. The impact of this decision, if any, cannot be determined at this time and will depend on subsequent legal action and/or future nonattainment designations and state regulatory plans.

The EPA issued the final Clean Air Interstate Rule in March 2005. This cap-and-trade rule addresses power plant $SO_2$ and $NO_x$ emissions that were found to contribute to nonattainment of the eight-hour ozone and fine particulate matter standards in downwind states. Twenty-eight eastern states, including the State of Mississippi, are subject to the requirements of the rule. The rule calls for additional reductions of $NO_x$ and/or $SO_2$ to be achieved in two phases, 2009/2010 and 2015. The State of Mississippi has an EPA-approved plan for implementing this rule. These reductions will be accomplished by the installation of additional emission controls at the Company's coal-fired facilities and/or by the purchase of emission allowances from a cap-and-trade program.

The Clean Air Visibility Rule (formerly called the Regional Haze Rule) was finalized in July 2005. The goal of this rule is to restore natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves (1) the application of Best Available Retrofit Technology (BART) to certain sources built between 1962 and 1977 and (2) the application of any additional emissions reductions which may be deemed necessary for each designated area to achieve reasonable progress by 2018 toward the natural conditions goal. Thereafter, for each 10-year planning period, additional emissions reductions will be required to continue to demonstrate reasonable progress in each area during that period. For power plants, the Clean Air Visibility Rule allows states to determine that the Clean Air Interstate Rule satisfies BART requirements for $SO_2$ and $NO_x$. Extensive studies were performed for each of the Company's affected units to demonstrate that additional particulate matter controls are not necessary under BART. States are currently completing implementation strategies for BART and any other measures required to achieve the first phase of reasonable progress.

The impacts of the new eight-hour ozone standard and the Clean Air Visibility Rule on the Company will depend on the development and implementation of rules at the federal and/or state level. Therefore, the full effects of these regulations on the Company cannot be determined at this time. The Company has developed and continually updates a comprehensive environmental compliance strategy to comply with the continuing and new environmental requirements discussed above. As part of this strategy, the Company plans to install additional $SO_2$ and $NO_x$, emission controls within the next several years to assure continued compliance with applicable air quality requirements.

In March 2005, the EPA published the final Clean Air Mercury Rule, a cap-and-trade program for the reduction of mercury emissions from coal-fired power plants. The rule sets caps on mercury emissions to be implemented in two phases, 2010 and 2018, and provides for an emission allowance trading market. The final Clean Air Mercury Rule was challenged in the U.S. Court of Appeals for the District of Columbia Circuit. The petitioners alleged that the EPA was not authorized to establish a cap-and-trade program for mercury emissions and instead the EPA must establish maximum achievable control technology standards for coal-fired electric utility steam generating units. On February 8, 2008, the court issued its ruling and vacated the Clean Air Mercury Rule. Any significant changes in the Company's overall environmental compliance strategy will depend on the outcome of any appeals and/or future federal and state rulemakings. Future rulemakings could require emission reductions more stringent than required by the Clean Air Mercury Rule.

*Water Quality*

In July 2004, the EPA published its final technology-based regulations under the Clean Water Act for the purpose of reducing impingement and entrainment of fish, shellfish, and other forms of aquatic life at existing power plant cooling water intake structures. The rules require baseline biological information and, perhaps, installation of fish protection technology near some intake structures at existing power plants. On January 25, 2007, the U.S. Court of Appeals for the Second Circuit overturned and remanded several provisions of the rule to the EPA for revisions. Among other things, the court rejected the EPA's use of "cost-benefit" analysis and suggested some ways to incorporate cost considerations. The full impact of these regulations will depend on subsequent legal proceedings, further rulemaking by the EPA, the results of studies and analyses performed as part of the rules' implementation, and the actual requirements established by the State of Mississippi regulatory agencies and, therefore, cannot be determined at this time.

*Environmental Remediation*

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and release of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in the financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. The Company has received authority from the Mississippi PSC to recover approved environmental compliance costs through specific retail rate clauses. Within limits approved by the Mississippi PSC, these rates are adjusted annually. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" and "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information.

***Global Climate Issues***

Federal legislative proposals that would impose mandatory requirements related to greenhouse gas emissions continue to be considered in Congress. The ultimate outcome of these proposals cannot be determined at this time; however, mandatory restrictions on the Company's greenhouse gas emissions could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

In April 2007, the U.S. Supreme Court ruled that the EPA has authority under the Clean Air Act to regulate greenhouse gas emissions from new motor vehicles. The EPA is currently developing its response to this decision. Regulatory decisions that will follow from this response may have implications for both new and existing stationary sources, such as power plants. The ultimate outcome of these rulemaking activities cannot be determined at this time; however, as with the current legislative proposals, mandatory restrictions on the Company's greenhouse gas emissions could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

In addition, some states are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. For example, on July 13, 2007, the Governor of the State of Florida signed three executive orders addressing reduction of greenhouse gas emissions within the state, including statewide emission reduction targets beginning in 2017. Included in the orders is a directive to the Florida Secretary of Environmental Protection to develop rules adopting maximum allowable emissions levels of greenhouse gases for electric utilities, consistent with the statewide emission reduction targets, and a request to the Florida PSC to initiate rulemaking requiring utilities to produce at least 20% of their electricity from renewable sources. The impact of any similar state regulation on the Company will depend on the future development, adoption, and implementation of state laws or rules governing greenhouse gas emissions, and the ultimate outcome cannot be determined at this time.

International climate change negotiations under the United Nations Framework Convention on Climate Change also continue. Current efforts focus on a potential successor to the Kyoto Protocol for the post-2008 through 2012 timeframe. The outcome and impact of the international negotiations cannot be determined at this time.

The Company continues to evaluate its future energy and emission profiles and is participating in voluntary programs to reduce greenhouse gas emissions and to help develop and advance technology to reduce emissions.

## FERC Matters

***Market-Based Rate Authority***

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in the proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period that ended in May 2006 could be subject to refund to a cost-based rate level.

In late June and July 2007, hearings were held in this proceeding and the presiding administrative law judge issued an initial decision on November 9, 2007, regarding the methodology to be used in the generation dominance tests. The proceedings are ongoing. The ultimate outcome of this generation dominance proceeding cannot now be determined, but an adverse decision by the FERC in a final order could require the Company to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates, and could also result in refunds of up to $8.4 million, plus interest. The Company believes that there is no meritorious basis for this proceeding and is vigorously defending itself in this matter.

On June 21, 2007, the FERC issued its final rule regarding market-based rate authority. The FERC generally retained its current market-based rate standards. The impact of this order and its effect on the generation dominance proceeding cannot now be determined.

### *Intercompany Interchange Contract*

The Company's generation fleet is operated under the IIC, as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among the traditional operating companies (including the Company), Southern Power, and Southern Company Services, Inc. (SCS), as agent, under the terms of which the power pool of Southern Company is operated, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

In October 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms and Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. Southern Company filed with the FERC in November 2006 a compliance plan in connection with the order. On April 19, 2007, the FERC approved, with certain modifications, the plan submitted by Southern Company. Implementation of the plan is not expected to have a material impact on the Company's financial statements. On November 19, 2007, Southern Company notified the FERC that the plan had been implemented and the FERC division of audits subsequently began an audit pertaining to compliance implementation and related matters, which is ongoing.

## PSC Matters

### *Performance Evaluation Plan*

See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for information on the Company's retail base rates. In May 2004, the Mississippi PSC approved the Company's request to reclassify 266 megawatts of Plant Daniel Units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004, and authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. In the May 2004 order establishing the Company's forward-looking Rate Schedule PEP, the Mississippi PSC ordered that the Mississippi Public Utility Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred and will occur in 2008. The outcome of this review cannot now be determined.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer approximately $10.4 million of certain reliability related maintenance costs beginning January 1, 2007, and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs, of which $2.4 million is included in current assets as other regulatory assets and $7.1 million is included in long-term other regulatory assets.

In September 2007, the Mississippi PSC staff and the Company entered into a stipulation that included adjustments to expenses which resulted in a one-time credit to retail customers of approximately $1.1 million. In November 2007, the Mississippi PSC issued an order requiring the Company to refund this amount to its retail customers no later than December 2007. This amount was totally refunded as a credit to customer bills by December 31, 2007.

In December 2007, the Company submitted its annual PEP filing for 2008, which resulted in a rate increase of 1.983% or $15.5 million annually, effective January 2008. In December 2006, the Company submitted its annual PEP filing for 2007, which resulted in no rate change.

In December 2007, the Company received an order from the Mississippi PSC requiring it to defer $1.4 million associated with the retail portion of certain tax credits and favorable adjustments related to permanent differences pertaining to its 2006 income tax returns filed in September 2007. These tax differences have been recorded in a regulatory liability included in the current portion of other regulatory liabilities and will be amortized ratably over a twelve month period beginning January 2008.

***System Restoration Rider***

In September 2006, the Company filed with the Mississippi PSC a request to implement a System Restoration Rider (SRR) to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Company is required to make annual SRR filings to determine the revenue requirement associated with any property damage. The Company recorded a regulatory liability in the amount of approximately $2.4 million in 2006 and $0.6 million in 2007 for the estimated amount due to retail customers through SRR. The Company along with the Mississippi Public Utilities Staff has agreed and stipulated to a revised SRR calculation method that would no longer require the Mississippi PSC to set a cap on the property damage reserve or to authorize the calculation of an annual property damage accrual. Under the revised SRR calculation method, the Mississippi PSC would periodically agree on SRR revenue levels that would be developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information. It is anticipated that the Mississippi PSC would agree on the applicable SRR revenue level every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be just, reasonable and in the public interest. The Company will submit annual filings setting forth SRR-related revenues, expenses and investment for the projected filing period, as well as the true-up for the prior period. The Company is currently waiting on a final order from the Mississippi PSC determining the final disposition of the regulatory liability and determination of the final SRR rate schedule.

***Environmental Compliance Overview Plan***

On February 1, 2008, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2008, which resulted in an 18 cents per 1,000 KWH decrease in the rate for retail residential customers. Hearings with the Mississippi PSC are expected to be held in April 2008. The outcome of the 2008 filing cannot now be determined. In April 2007, the Mississippi PSC approved the Company's 2007 ECO Plan, which included an 86 cents per 1,000 KWH increase for retail residential customers. This increase represented an addition of approximately $7.5 million in annual revenues for the Company. The new rates were effective in April 2007. See Note 3 to the financial statements under "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information.

***Fuel Cost Recovery***

The Company establishes, annually, a fuel cost recovery factor that is approved by the Mississippi PSC. Over the past several years, the Company has continued to experience higher than expected fuel costs for coal and natural gas. The Company is required to file for an adjustment to the fuel cost recovery factor annually; such filing occurred in November 2007. As a result, the Mississippi PSC approved an increase in the fuel cost recovery factor effective January 2008 in an amount equal to 4.2% of total retail revenues. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this increase to the billing factor will have no significant effect on the Company's revenues or net income, but will increase annual cash flow. At December 31, 2007, the amount of under recovered fuel costs included in the balance sheets was $40.5 million compared to $50.8 million at December 31, 2006.

***Storm Damage Cost Recovery***

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million, was affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the MDA for a CDBG. In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. The

Company incurred the $302.4 million total storm costs affirmed by the Mississippi PSC as of December 31, 2007, and will report the retail regulatory liability balance of $0.1 million to the Mississippi PSC to determine the final disposition of this balance.

The Company maintains a reserve to cover the cost of damage from major storms to its transmission and distribution facilities and generally the cost of uninsured damage to its generation facilities and other property. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve, until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. These funds were received in June 2007.

In June 2006, the Mississippi PSC issued an order certifying actual storm restoration costs relating to Hurricane Katrina through April 30, 2006, of $267.9 million and affirmed estimated additional costs through December 31, 2007, of $34.5 million, for total storm restoration costs of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million. Of the total amount, $292.8 million was estimated to be the Company's retail jurisdiction. The order directed the Company to file an application with the MDA for a CDBG.

In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million. The Company has appropriately allocated and applied these CDBG proceeds to both retail and wholesale storm restoration cost recovery. The retail portion of $267.6 million was applied to the retail regulatory asset in the balance sheets. For the remaining wholesale portion of $8.8 million, $3.3 million was credited to operations and maintenance expense in the statements of income and $5.5 million was applied to accumulated provision for depreciation in the balance sheets. In 2006, the CDBG proceeds related to capital of $152.7 million and $120.3 million related to retail operations and maintenance expense were included in the statements of cash flows as separate line items. In 2007, the storm restoration bond proceeds related to $35.0 million capital, of which $10.9 million related to retail restoration and $24.1 million related to the storm operations center, and $14.3 million related to retail operations and maintenance expenses are included in the statements of cash flows as separate line items. The cash portions of storm costs are included in the statements of cash flows under Hurricane Katrina accounts payable, property additions, and cost of removal, net of salvage and totaled approximately $0.1 million, $12.5 million, and $(8.1) million, respectively, for 2007, $50.5 million, $54.2 million, and $4.6 million, respectively, for 2006 and totaled approximately $82.1 million, $81.7 million, and $18.4 million, respectively, for 2005.

In October 2006, the Mississippi PSC issued a financing order that authorized the issuance of $121.2 million of system restoration bonds. This amount includes $25.2 million for the retail storm recovery costs not covered by the CDBG, $60 million for a property damage reserve, and $36 million for the retail portion of the construction of the storm operations facility. The storm restoration bonds were issued by the Mississippi Development Bank on June 1, 2007, on behalf of the State of Mississippi. On June 1, 2007, the Company received a grant payment of $85.2 million from the State of Mississippi representing recovery of $25.2 million in retail storm restoration costs incurred or to be incurred and $60.0 million to increase Mississippi Power's property damage reserve. In the fourth quarter of 2007, the Company received two additional grant payments totaling $24.1 million for expenditures incurred for construction of a new storm operations center. The funds received related to previously incurred storm restoration expenditures have been accounted for as a government grant and have been recorded as a reduction to the regulatory asset that was recorded as the storm restoration expenditures were incurred. The funds received for storm restoration expenditures to be incurred were recorded as a regulatory liability. The Company will receive further grant payments of up to $11.9 million as expenditures are incurred to construct the new storm operations center.

The funds received with respect to certain of the grants were funded through the Mississippi Development Bank's issuance of tax-exempt bonds. Due to the tax-exempt status to the holders of bonds for federal income tax purposes, the use of the proceeds is limited to expenditures that qualify under the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Prior to the receipt of the proceeds from the tax-exempt bonds in 2007, management of the Company represented to the Mississippi Development Bank that all expenditures to date qualify under the Internal Revenue Code. Should the Company use the proceeds for non-qualifying expenditures, it could be required to return that portion of the proceeds received from the tax-exempt bond issuance that was applied to non-qualifying expenditures. Management expects that all future expenditures will also qualify and that no proceeds will be required to be returned.

In order for the State of Mississippi to repay the bonds issued by the Mississippi Development Bank, the State of Mississippi has established a system restoration charge that will be charged to all retail electric utility customers within the Company's service area. This charge will be collected by the Company through the retail customers' monthly statement and remitted to the State of Mississippi on a monthly basis. The system restoration charge is the property of the State of Mississippi. The Company's only obligation is to collect and remit the proceeds of the charge. The Company began collecting the system restoration charge on June 20, 2007, and remitted the first payment to the State of Mississippi on July 17, 2007.

The Company incurred the $302.4 million total storm costs affirmed by the Mississippi PSC as of December 31, 2007. The balance in the retail regulatory liability account at December 31, 2007, was $0.1 million, which is net of the retail portion of insurance proceeds of $78.1 million, CDBG proceeds of $267.6 million, storm restoration bond proceeds of $25.1 million, and tax credits of $0.3 million. Retail costs incurred through December 31, 2007, include approximately $158.5 million of capital and $134.4 million of operations and maintenance expenditures. The Company will report the regulatory liability balance to the Mississippi PSC to determine the final disposition of this balance.

In June 2006, the Mississippi PSC order also granted continuing authority to record a regulatory asset in an amount equal to the retail portion of the recorded Hurricane Katrina restoration costs. For any future event causing damage to property beyond the balance in the reserve, the order also granted the Company the authority to record a regulatory asset. The Company would then apply to the Mississippi PSC for recovery of such amounts or for authority to otherwise dispose of the regulatory asset. The Company continues to report actual storm expenses to the Mississippi PSC periodically.

See Note 1 to the financial statements under "Provision for Property Damage" for additional information.

**Income Tax Matters**

***Internal Revenue Code Section 199 Domestic Production Deduction***

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in the Internal Revenue Code Section 199 (production activities deduction). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for years 2007 through 2009, and a 9% rate applicable for all years after 2009. See Note 5 to the financial statements under "Effective Tax Rate" for additional information.

***Bonus Depreciation***

On February 13, 2008, President Bush signed the Economic Stimulus Act of 2008 (Stimulus Act) into law. The Stimulus Act includes a provision that allows 50% bonus depreciation for certain property acquired in 2008 and placed in service in 2008 or, in certain limited cases, 2009. The Company is currently assessing the financial implications of the Stimulus Act; however, the ultimate impact cannot be determined at this time.

**Construction Projects**

In June 2006, the Company filed an application with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The proposed project is an advanced coal gasification facility located in Kemper County, Mississippi, that would use locally mined lignite coal. The proposed 693 megawatt plant is expected to require an approximate investment of $1.5 billion, excluding the mine cost, and is expected to be completed in 2013. The DOE subsequently certified the project and in November 2006, the Internal Revenue Service (IRS) allocated Internal Revenue Code Section 48A tax credits of $133 million to the Company. The utilization of these credits is dependent upon meeting the certification requirements for the project. The plant would use an air-blown integrated gasification combined cycle technology that generates power from low-rank coals and coals with high moisture or high ash content. These coals, which include lignite, make up half the proven U.S. and worldwide coal reserves. The Company is undertaking a feasibility assessment of the project, which could take up to two years. On December 21, 2006, the Mississippi PSC approved the Company's request for accounting treatment of the costs associated with the Company's generation resource planning, evaluation, and screening activities. The Mississippi PSC gave the Company the authority to create and recognize a regulatory asset for such costs. On December 28, 2007, the Company received an order allowing it to defer the amortization of these costs to January 2009. In addition, Mississippi received approval for the updated estimate of approximately $23.8 million in total generation screening and evaluation costs ($16 million for the retail portion). At December 31, 2007, the Company had spent $18.1 million in total, of which $2.7 million related to land purchases was capitalized, the retail portion of $11.2 million was deferred in other regulatory assets, and the wholesale portion of $4.2 million was expensed. The retail portion of these costs will be charged to and remain as a regulatory asset until the Mississippi PSC determines the prudence and ultimate recovery of such costs, which decision is expected in January 2009. The balance of such regulatory asset will be included in the Company's rate base for ratemaking purposes. Approval by various regulatory agencies, including the Mississippi PSC, will also be required if the project proceeds. The final outcome of this matter cannot now be determined.

**Other Matters**

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. In addition, the Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements. See Note 3 to the financial statements for information regarding material issues.

## ACCOUNTING POLICIES

**Application of Critical Accounting Policies and Estimates**

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed critical accounting policies and estimates described below with the Audit Committee of Southern Company's Board of Directors.

***Electric Utility Regulation***

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), which requires the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of SFAS No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and accounting principles generally accepted in the United States. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

***Contingent Obligations***

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and records reserves for those matters where a loss is considered probable and reasonably estimable in accordance with generally accepted accounting principles. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters;

- Changes in existing income tax regulations or changes in IRS or state revenue department interpretations of existing regulations;

- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party;

- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant; and

- Resolution or progression of existing matters through the legislative process, the court systems, the IRS, the FERC, or the EPA.

***Unbilled Revenues***

Revenues related to the sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, and power delivery volume and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

***Plant Daniel Operating Lease***

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064 megawatt natural gas combined cycle facility at Plant Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception;

- The Company's incremental borrowing rate;

- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term;

- Residual value of the Facility at the end of the lease term;

- Estimated economic life of the Facility; and

- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However the Company also is required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $37 million annually, rather than annual lease expense of approximately $27 million.

### New Accounting Standards

*Income Taxes*

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The provisions of FIN 48 were applied to all tax positions beginning January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements. See Note 5 to the financial statements for additional information.

*Pensions and Other Postretirement Plans*

On December 31, 2006, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158), which requires recognition of the funded status of its defined benefit postretirement plans in the balance sheets. Additionally, SFAS No. 158 will require the Company to change the measurement date for its defined benefit postretirement plan assets and obligations from September 30 to December 31 beginning with the year ending December 31, 2008. See Note 2 to the financial statements for additional information.

*Fair Value Measurement*

The FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157), in September 2006. SFAS No. 157 provides guidance on how to measure fair value where it is permitted or required under other accounting pronouncements. SFAS No. 157 also requires additional disclosures about fair value measurements. The Company adopted SFAS No. 157 in its entirety on January 1, 2008, with no material effect on its financial condition or results of operations.

*Fair Value Option*

In February 2007, the FASB issued FASB Statement No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115" (SFAS No. 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS No. 159 on January 1, 2008, with no material effect on its financial condition or results of operations.

## FINANCIAL CONDITION AND LIQUIDITY

### Overview

The Company's financial condition remained stable at December 31, 2007. Net cash flow from operating activities increased from 2006 by $11.7 million. The increase in operating activities was primarily due to the decrease in the use of funds related to Hurricane Katrina accounts payable in 2007 by $50.5 million related to cash outflows for restoration costs in 2006. Also impacting operating activities were decreases in uses of funds related to other accounts payable and over recovered regulatory clause revenues of $25.9 million and $26.2 million, respectively. The Company received $74.3 million in bond proceeds during 2007 related to Hurricane Katrina recovery, of which $60 million is being used to fund the property damage reserve and $14.3 million to recover retail operations and maintenance storm restoration cost. A $39.9 million decrease in operating activities related to receivables is primarily due to a $36 million decrease in external insurance proceeds received in 2007 as compared to 2006 related to Hurricane Katrina. The $153.0 million increase in net cash from operating activities for 2006 compared to 2005 resulted primarily from $120.3 million received from the CDBG program. In 2005, net cash flow from operating activities decreased $77.4 million when compared to 2004 primarily due to the storm damage costs related to Hurricane Katrina. The change in net cash used for investing activities in 2007 compared to 2006 of $107.0 million was primarily due to a $117.8 million reduction in the source of funds related to Hurricane Katrina capital related grant and bond proceeds. Net cash used for financing activities totaled $105.5 million in 2007 compared to $211.5 million in 2006. This decrease in net cash used for financing activities is primarily due to a decrease in the use of funds related to notes payable of $109.3 million. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" for additional information.

Significant changes in the balance sheet as of December 31, 2007, compared to 2006, primarily relate to both normal business activities as well as Hurricane Katrina storm restoration activities. These activities include an increase in property, plant and equipment of $42.9 million as well as an increase in prepaid pension costs in 2007 as compared to 2006 in the amount of $29.7 million. These increases in assets were offset by a $20.6 million decrease in insurance receivable primarily as a result of the receipt of external insurance proceeds related to Hurricane Katrina. These activities also include a decrease in notes payable of $41.4 million and an increase in other regulatory liabilities in 2007 as compared to 2006 in the amount of $96.9 million, of which $60.0 million related to the receipt of bond proceeds from the State of Mississippi to replenish the property damage reserve, as well as an increase of $32.1 million related to an additional liability resulting from the adoption of SFAS No. 158. For additional information regarding significant changes in the balance sheets, see Note 2 to the financial statements under "Retirement Benefits." See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Recovery" for additional information related to the deferral of the restoration costs, including both capital and operation and maintenance expenditures.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, increased from 65.4% in 2006 to 66.1% at December 31, 2007. The Company has received investment grade ratings from the major rating agencies with respect to debt, preferred securities, and preferred stock.

**Sources of Capital**

The Company plans to obtain the funds required for construction, continued storm damage restoration, and other purposes from sources similar to those used in the past, which were primarily from operating cash flows, security issuances, term loans, and short-term borrowings. See Note 3 to the financial statements under "Storm Damage Cost Recovery" for additional information. The amount, type, and timing of any financings, if needed, will depend upon regulatory approval, prevailing market conditions, and other factors.

The issuance of securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (1933 Act). The amount of securities authorized by the FERC, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

To meet short-term cash needs and contingencies, the Company has various sources of liquidity. At December 31, 2007, the Company had approximately $4.8 million of cash and cash equivalents and $181 million of unused credit arrangements with banks. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper and extendible commercial notes at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other traditional operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2007, the Company had $9.9 million of commercial paper outstanding.

**Financing Activities**

In the fourth quarter of 2007, the Company issued senior notes totaling $35 million. Proceeds were used to repay a portion of the Company's short-term indebtedness.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

**Off-Balance Sheet Financing Arrangements**

In 2001, the Company began an initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. In June 2003, the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The

Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a renewal and a purchase option based on the cost of the Facility at the inception of the lease, which was approximately $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility.

### Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to below BBB- or Baa3. These contracts are primarily for electricity sales and coal purchases. At December 31, 2007, the maximum potential collateral requirements at a rating below BBB- or Baa3 were approximately $8 million. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash.

The Company, along with all members of the Southern Company power pool, is party to certain derivative agreements that could require collateral and/or accelerated payment in the event of a credit rating change to below investment grade for Alabama Power and/or Georgia Power. These agreements are primarily for natural gas and power price risk management activities. At December 31, 2007, the Company's total exposure to these types of agreements was approximately $15 million.

### Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Company policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

The Company does not currently hedge interest rate risk. The weighted average interest rate on $122.7 million of variable long-term debt at January 1, 2008 was 4.38%. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $1.2 million at December 31, 2007. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2007, exposure from these activities was not material to the Company's financial statements.

Of the Company's $122.7 million of variable interest rate exposure, approximately $43 million relates to tax-exempt auction rate pollution control bonds. Recent weakness in the auction markets has resulted in higher interest rates. The Company plans to convert the series to a fixed interest rate determination method and plans to remarket all remaining auction rate securities in a timely manner. None of the securities are insured or backed by letters of credit that would require approval of a guarantor or security provider. It is not expected that the higher rates as a result of the weakness in the auction markets will be material.

In addition, at the instruction of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2007, exposure from these activities was not material to the Company's financial statements.

The changes in fair value of energy contracts and year-end valuations were as follows:

| | Changes in Fair Value | |
|---|---|---|
| | **2007** | 2006 |
| | *(in thousands)* | |
| Contracts beginning of year | **$(6,360)** | $ 27,106 |
| Contracts realized or settled | **2,517** | (494) |
| New contracts at inception | **-** | - |
| Changes in valuation techniques | **-** | - |
| Current period changes(a) | **5,821** | (32,972) |
| Contracts end of year | **$ 1,978** | $ (6,360) |

(a) Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

| | Source of 2007 Year-End Valuation Prices | | |
|---|---|---|---|
| | Total | Maturity | |
| | Fair Value | Year 1 | 1-3 Years |
| | | *(in thousands)* | |
| Actively quoted | $1,329 | $(647) | $1,976 |
| External sources | 649 | 649 | - |
| Models and other methods | - | - | - |
| Contracts end of year | $1,978 | $ 2 | $1,976 |

These contracts are related primarily to fuel hedging programs under which unrealized gains and losses from mark to market adjustments are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the Company's energy cost management clause.

Gains and losses on forward contracts for the sale of electricity that do not represent hedges are recognized in the statements of income as incurred. For the years ended December 31, 2007, 2006, and 2005, these amounts were not material.

At December 31, 2007, the fair value gains/(losses) of energy-related derivative contracts were reflected in the financial statements as follows:

| | Amounts |
|---|---|
| | *(in thousands)* |
| Regulatory liabilities, net | **$1,253** |
| Accumulated other comprehensive income | **928** |
| Net income | **(203)** |
| Total fair value | **$1,978** |

Unrealized pre-tax gains and losses from energy-related derivative contracts recognized in income were not material for any year presented. The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related derivative contracts. The Company's policy is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

## Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $186 million for 2008, of which $8 million is related to Hurricane Katrina restoration, $226 million for 2009, and $211 million for 2010. Environmental expenditures included in these estimated amounts are $74.4 million, $128.2 million, and $91.9 million for 2008, 2009, and 2010, respectively. Actual construction costs may vary from these estimates because of changes in such factors as: business conditions; environmental statutes and regulations; FERC rules and regulations; load projections; storm impacts; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred stock dividends, leases, and other purchase commitments, are as follows. See Notes 1, 6, and 7 to the financial statements for additional information.

## Contractual Obligations

| | 2008 | 2009-2010 | 2011-2012 | After 2012 | Total |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| Long-term debt[a] – | | | | | |
| Principal | $ 1,138 | $ 42,560 | $ 2,070 | $237,695 | $ 283,463 |
| Interest | 14,431 | 26,481 | 23,970 | 201,773 | 266,655 |
| Preferred stock dividends[b] | 1,733 | 3,465 | 3,465 | - | 8,663 |
| Commodity derivative obligations[c] | 3,754 | - | - | - | 3,754 |
| Operating leases | 37,031 | 65,269 | 29,458 | 2,793 | 134,551 |
| Purchase commitments[d] – | | | | | |
| Capital[e] | 186,000 | 437,000 | - | - | 623,000 |
| Coal | 358,421 | 404,867 | 72,782 | 19,500 | 855,570 |
| Natural gas[f] | 215,285 | 233,477 | 41,233 | 221,588 | 711,583 |
| Long-term service agreements[g] | 11,825 | 24,431 | 25,534 | 103,280 | 165,070 |
| Postretirement benefits trust[h] | 150 | 120 | - | - | 270 |
| Total | $829,768 | $1,237,670 | $198,512 | $786,629 | $3,052,579 |

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2008, as reflected in the statements of capitalization.

(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(c) For additional information, see Notes 1 and 6 to the financial statements.

(d) The Company generally does not enter into non-cancelable commitments for other operations and maintenance expenditures. Total other operations and maintenance expenses for 2007, 2006, and 2005 were $255 million, $237 million, and $240 million, respectively.

(e) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2007, significant purchase commitments were outstanding in connection with the construction program.

(f) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2007.

(g) Long-term service agreements include price escalation based on inflation indices.

(h) The Company forecasts postretirement benefits trust contributions over a three-year period. No contributions related to the Company's pension trust are currently expected during this period. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

## Cautionary Statement Regarding Forward-Looking Statements

The Company's 2007 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning growth, retail rates, storm damage cost recovery and repairs, fuel cost recovery, environmental regulations and expenditures, access to sources of capital, projections for postretirement benefit trust contributions, financing activities, impacts of the adoption of new accounting rules, completion of construction projects, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized.
These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, environmental laws including regulation of water quality and emissions of sulfur, nitrogen, mercury, carbon, soot, or particulate matter and other substances and also changes in tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including FERC matters and EPA civil actions;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy, population and business growth (and declines), and the effects of energy conservation measures;
- available sources and costs of fuel;
- effects of inflation;
- ability to control costs;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to fuel and storm restoration cost recovery;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as an avian influenza, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents similar to the August 2003 power outage in the Northeast;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

**The Company expressly disclaims any obligation to update any forward-looking statements.**

## STATEMENTS OF INCOME

**For the Years Ended December 31, 2007, 2006, and 2005**

**Mississippi Power Company 2007 Annual Report**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | *(in thousands)* | |
| **Operating Revenues:** | | | |
| Retail revenues | **$727,214** | $647,186 | $618,860 |
| Wholesale revenues -- | | | |
| Non-affiliates | **323,120** | 268,850 | 283,413 |
| Affiliates | **46,169** | 76,439 | 50,460 |
| Other revenues | **17,241** | 16,762 | 17,000 |
| Total operating revenues | **1,113,744** | 1,009,237 | 969,733 |
| **Operating Expenses:** | | | |
| Fuel | **494,248** | 438,622 | 358,572 |
| Purchased power -- | | | |
| Non-affiliates | **9,188** | 16,292 | 32,208 |
| Affiliates | **86,690** | 56,955 | 111,284 |
| Other operations -- | | | |
| Other | **185,318** | 170,277 | 168,355 |
| Maintenance | **69,859** | 66,415 | 71,267 |
| Depreciation and amortization | **60,376** | 46,853 | 33,549 |
| Taxes other than income taxes | **60,328** | 60,904 | 60,058 |
| Total operating expenses | **966,007** | 856,318 | 835,293 |
| **Operating Income** | **147,737** | 152,919 | 134,440 |
| **Other Income and (Expense):** | | | |
| Interest income | **1,986** | 4,272 | 1,718 |
| Interest expense, net of amounts capitalized | **(18,158)** | (18,639) | (13,828) |
| Other income (expense), net | **6,029** | (6,712) | (415) |
| Total other income and (expense) | **(10,143)** | (21,079) | (12,525) |
| **Earnings Before Income Taxes** | **137,594** | 131,840 | 121,915 |
| Income taxes | **51,830** | 48,097 | 46,374 |
| **Net Income** | **85,764** | 83,743 | 75,541 |
| **Dividends on Preferred Stock** | **1,733** | 1,733 | 1,733 |
| **Net Income After Dividends on Preferred Stock** | **$ 84,031** | $ 82,010 | $ 73,808 |

The accompanying notes are an integral part of these financial statements.

## STATEMENTS OF CASH FLOWS

**For the Years Ended December 31, 2007, 2006, and 2005**

**Mississippi Power Company 2007 Annual Report**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | *(in thousands)* | |
| **Operating Activities:** | | | |
| Net income | **$ 85,764** | $ 83,743 | $ 75,541 |
| Adjustments to reconcile net income | | | |
| to net cash provided from operating activities -- | | | |
| Depreciation and amortization | **69,971** | 68,198 | 63,319 |
| Deferred income taxes and investment tax credits, net | **(36,572)** | (47,535) | 118,316 |
| Plant Daniel capacity | **(5,659)** | (13,008) | (25,125) |
| Pension, postretirement, and other employee benefits | **8,782** | 5,650 | 2,938 |
| Stock option expense | **1,038** | 1,057 | - |
| Tax benefit of stock options | **287** | 258 | 3,723 |
| Hurricane Katrina grant proceeds-property reserve | **60,000** | - | - |
| Other, net | **(24,814)** | (5,761) | 1,493 |
| Changes in certain current assets and liabilities -- | | | |
| Receivables | **25,107** | 64,976 | (107,836) |
| Fossil fuel stock | **(4,787)** | 7,765 | (25,745) |
| Materials and supplies | **487** | 750 | (6,234) |
| Prepaid income taxes | **17,727** | 20,247 | (40,059) |
| Other current assets | **(1,923)** | (6,560) | (2,498) |
| Hurricane Katrina grant proceeds | **14,345** | 120,328 | - |
| Hurricane Katrina accounts payable | **(53)** | (50,512) | (82,102) |
| Other accounts payable | **(4,525)** | (30,419) | 40,255 |
| Accrued taxes | **(867)** | 1,972 | 4,001 |
| Accrued compensation | **(1,993)** | (629) | 674 |
| Over recovered regulatory clause revenues | - | (26,188) | 20,831 |
| Other current liabilities | **4,343** | 634 | 441 |
| Net cash provided from operating activities | **206,658** | 194,966 | 41,933 |
| **Investing Activities:** | | | |
| Property additions | **(144,925)** | (127,290) | (158,084) |
| Cost of removal net of salvage | **2,195** | (9,420) | (26,140) |
| Construction payables | **8,027** | (7,596) | 16,417 |
| Hurricane Katrina capital grant proceeds | **34,953** | 152,752 | - |
| Other | **(755)** | (1,992) | (2,655) |
| Net cash provided from (used for) investing activities | **(100,505)** | 6,454 | (170,462) |
| **Financing Activities:** | | | |
| Increase (decrease) in notes payable, net | **(41,433)** | (150,746) | 202,124 |
| Proceeds -- | | | |
| Senior notes | **35,000** | - | 30,000 |
| Gross excess tax benefit of stock options | **572** | 669 | - |
| Capital contributions from parent company | **5,436** | 5,503 | (25) |
| Redemptions -- | | | |
| First mortgage bonds | - | - | (30,000) |
| Other long-term debt | **(36,082)** | - | - |
| Payment of preferred stock dividends | **(1,733)** | (1,733) | (1,733) |
| Payment of common stock dividends | **(67,300)** | (65,200) | (62,000) |
| Other | - | - | (2,481) |
| Net cash provided from (used for) financing activities | **(105,540)** | (211,507) | 135,885 |
| **Net Change in Cash and Cash Equivalents** | **613** | (10,087) | 7,356 |
| **Cash and Cash Equivalents at Beginning of Year** | **4,214** | 14,301 | 6,945 |
| **Cash and Cash Equivalents at End of Year** | **$ 4,827** | $ 4,214 | $ 14,301 |
| **Supplemental Cash Flow Information:** | | | |
| Cash paid during the period for -- | | | |
| Interest (net of $12, $- and $- capitalized, respectively) | **$16,164** | $29,288 | $13,499 |
| Income taxes (net of refunds) | **67,453** | 75,209 | (40,801) |

The accompanying notes are an integral part of these financial statements.

**BALANCE SHEETS**
**At December 31, 2007 and 2006**
**Mississippi Power Company 2007 Annual Report**

| **Assets** | **2007** | 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Current Assets:** | | |
| Cash and cash equivalents | **$ 4,827** | $ 4,214 |
| Receivables -- | | |
| Customer accounts receivable | **43,946** | 42,099 |
| Unbilled revenues | **23,163** | 23,807 |
| Under recovered regulatory clause revenues | **40,545** | 50,778 |
| Other accounts and notes receivable | **5,895** | 5,870 |
| Insurance receivable | **-** | 20,551 |
| Affiliated companies | **11,838** | 23,696 |
| Accumulated provision for uncollectible accounts | **(924)** | (855) |
| Fossil fuel stock, at average cost | **47,466** | 42,679 |
| Materials and supplies, at average cost | **27,440** | 27,927 |
| Prepaid income taxes | **5,735** | 22,031 |
| Other regulatory assets | **32,234** | 42,391 |
| Other | **12,687** | 15,091 |
| Total current assets | **254,852** | 320,279 |
| **Property, Plant, and Equipment:** | | |
| In service | **2,130,835** | 2,054,151 |
| Less accumulated provision for depreciation | **880,148** | 836,922 |
| | **1,250,687** | 1,217,229 |
| Construction work in progress | **50,015** | 40,608 |
| Total property, plant, and equipment | **1,300,702** | 1,257,837 |
| **Other Property and Investments** | **9,556** | 4,636 |
| **Deferred Charges and Other Assets:** | | |
| Deferred charges related to income taxes | **8,867** | 9,280 |
| Prepaid pension costs | **66,099** | 36,424 |
| Other regulatory assets | **62,746** | 61,086 |
| Other | **24,843** | 18,834 |
| Total deferred charges and other assets | **162,555** | 125,624 |
| **Total Assets** | **$1,727,665** | $1,708,376 |

The accompanying notes are an integral part of these financial statements.

## BALANCE SHEETS
**At December 31, 2007 and 2006**
**Mississippi Power Company 2007 Annual Report**

| Liabilities and Stockholder's Equity | 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Current Liabilities:** | | |
| Securities due within one year | **$ 1,138** | $ - |
| Notes payable | **9,944** | 51,377 |
| Accounts payable -- | | |
| Affiliated | **40,394** | 24,615 |
| Other | **60,758** | 73,236 |
| Customer deposits | **9,640** | 8,676 |
| Accrued taxes -- | | |
| Income taxes | **-** | 4,171 |
| Other | **48,853** | 50,346 |
| Accrued interest | **2,713** | 2,332 |
| Accrued compensation | **21,965** | 23,958 |
| Plant Daniel capacity | **-** | 5,659 |
| Other regulatory liabilities | **11,082** | 11,386 |
| Other | **23,882** | 28,880 |
| Total current liabilities | **230,369** | 284,636 |
| **Long-term Debt** (See accompanying statements) | **281,963** | 278,635 |
| **Deferred Credits and Other Liabilities:** | | |
| Accumulated deferred income taxes | **206,818** | 236,202 |
| Deferred credits related to income taxes | **15,156** | 16,218 |
| Accumulated deferred investment tax credits | **15,254** | 16,402 |
| Employee benefit obligations | **88,300** | 92,403 |
| Other cost of removal obligations | **90,485** | 82,397 |
| Other regulatory liabilities | **119,458** | 22,559 |
| Other | **33,252** | 56,324 |
| Total deferred credits and other liabilities | **568,723** | 522,505 |
| **Total Liabilities** | **1,081,055** | 1,085,776 |
| **Preferred Stock** (See accompanying statements) | **32,780** | 32,780 |
| **Common Stockholder's Equity** (See accompanying statements) | **613,830** | 589,820 |
| **Total Liabilities and Stockholder's Equity** | **$1,727,665** | $1,708,376 |
| **Commitments and Contingent Matters** (See notes) | | |

The accompanying notes are an integral part of these financial statements.

## STATEMENTS OF CAPITALIZATION

**At December 31, 2007 and 2006**

**Mississippi Power Company 2007 Annual Report**

| | **2007** | 2006 | **2007** | 2006 |
|---|---|---|---|---|
| | | *(in thousands)* | | *(percent of total)* |
| **Long-Term Debt:** | | | | |
| Long-term debt payable to affiliated trust -- | | | | |
| 7.20% due 2041 | **$ -** | $36,082 | | |
| Long-term notes payable -- | | | | |
| 5.4% to 5.625% due 2017-2035 | **155,000** | 120,000 | | |
| Adjustable rates (5.33% at 1/1/08) due 2009 | **40,000** | 40,000 | | |
| Total long-term notes payable | **195,000** | 160,000 | | |
| Other long-term debt -- | | | | |
| Pollution control revenue bonds: | | | | |
| Variable rates (3.77% to 4.05% at 1/1/08) due 2020-2028 | **82,695** | 82,695 | | |
| Capitalized lease obligations | **5,768** | - | | |
| Unamortized debt discount | **(362)** | (142) | | |
| Total long-term debt (annual interest requirement -- $14.4 million) | **283,101** | 278,635 | | |
| Less amount due within one year | **1,138** | - | | |
| Long-term debt excluding amount due within one year | **281,963** | 278,635 | **30.4%** | 31.0% |
| **Cumulative Preferred Stock:** | | | | |
| $100 par value | | | | |
| Authorized: 1,244,139 shares | | | | |
| Outstanding: 334,210 shares | | | | |
| 4.40% to 5.25% (annual dividend requirement -- $1.7 million) | **32,780** | 32,780 | **3.5** | 3.6 |
| **Common Stockholder's Equity:** | | | | |
| Common stock, without par value -- | | | | |
| Authorized: 1,130,000 shares | | | | |
| Outstanding: 1,121,000 shares | **37,691** | 37,691 | | |
| Paid-in capital | **314,324** | 307,019 | | |
| Retained earnings | **261,242** | 244,511 | | |
| Accumulated other comprehensive income (loss) | **573** | 599 | | |
| Total common stockholder's equity | **613,830** | 589,820 | **66.1** | 65.4 |
| **Total Capitalization** | **$928,573** | $901,235 | **100.0%** | 100.0% |

The accompanying notes are an integral part of these financial statements.

## STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
**For the Years Ended December 31, 2007, 2006, and 2005**
**Mississippi Power Company 2007 Annual Report**

| | Common Stock | Paid-In Capital | Retained Earnings | Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| **Balance at December 31, 2004** | $37,691 | $295,837 | $215,893 | $(3,584) | $545,837 |
| Net income after dividends on preferred stock | - | - | 73,808 | - | 73,808 |
| Capital contributions from parent company | - | 3,699 | - | - | 3,699 |
| Other comprehensive income (loss) | - | - | - | (184) | (184) |
| Cash dividends on common stock | - | - | (62,000) | - | (62,000) |
| **Balance at December 31, 2005** | 37,691 | 299,536 | 227,701 | (3,768) | 561,160 |
| Net income after dividends on preferred stock | - | - | 82,010 | - | 82,010 |
| Capital contributions from parent company | - | 7,483 | - | - | 7,483 |
| Other comprehensive income (loss) | - | - | - | (180) | (180) |
| Adjustment to initially apply FASB Statement No. 158, net of tax | - | - | - | 4,547 | 4,547 |
| Cash dividends on common stock | - | - | (65,200) | - | (65,200) |
| **Balance at December 31, 2006** | **37,691** | **307,019** | **244,511** | **599** | **589,820** |
| Net income after dividends on preferred stock | - | - | **84,031** | - | **84,031** |
| Capital contributions from parent company | - | **7,333** | - | - | **7,333** |
| Other comprehensive income (loss) | - | - | - | **(26)** | **(26)** |
| Cash dividends on common stock | - | - | **(67,300)** | - | **(67,300)** |
| Other | - | **(28)** | - | - | **(28)** |
| **Balance at December 31, 2007** | **$37,691** | **$314,324** | **$261,242** | **$573** | **$613,830** |

The accompanying notes are an integral part of these financial statements.

## STATEMENTS OF COMPREHENSIVE INCOME
**For the Years Ended December 31, 2007, 2006, and 2005**
**Mississippi Power Company 2007 Annual Report**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | *(in thousands)* | |
| **Net income after dividends on preferred stock** | **$84,031** | $82,010 | $73,808 |
| Other comprehensive income (loss): | | | |
| Qualifying hedges: | | | |
| Changes in fair value, net of tax of $(16), $502, and $53, respectively | **(26)** | 810 | 85 |
| Pension and other postretirement benefit plans: | | | |
| Change in additional minimum pension liability, net of tax of $-, $(614), and $(167), respectively | - | (990) | (269) |
| Total other comprehensive income (loss) | **(26)** | (180) | (184) |
| **Comprehensive Income** | **$84,005** | $81,830 | $73,624 |

The accompanying notes are an integral part of these financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Mississippi Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of four traditional operating companies, Southern Power Company (Southern Power), Southern Company Services, Inc. (SCS), Southern Communications Services, Inc. (SouthernLINC Wireless), Southern Company Holdings, Inc. (Southern Holdings), Southern Nuclear Operating Company, Inc. (Southern Nuclear), and other direct and indirect subsidiaries. The traditional operating companies, Alabama Power, Georgia Power, Gulf Power, and the Company, provide electric service in four Southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in southeast Mississippi and to wholesale customers in the Southeast. Southern Power constructs, acquires, and manages generation assets, and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications services to the traditional operating companies and also markets these services to the public and provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary for Southern Company's investments in synthetic fuels and leveraged leases and various other energy-related businesses. The investments in synthetic fuels ended on December 31, 2007. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

The equity method is used for entities in which the Company has significant influence but does not control and for variable interest entities where the Company is not the primary beneficiary.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Mississippi Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

### Reclassifications

Certain prior years' data presented in the financial statements have been reclassified to conform with current year presentation. These reclassifications had no effect on total assets, net income, or cash flows.

The balance sheets and statements of cash flows have been modified to combine "Long-term Debt Payable to Affiliated Trust" into "Long-term Debt." Correspondingly, the statements of income were modified to report "Interest expense to affiliate trust" together with "Interest expense, net of amounts capitalized."

### Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $71.8 million, $55.2 million, and $51.6 million during 2007, 2006, and 2005, respectively. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. However, with the hurricane damage experienced in recent years, assistance for storm restoration has caused an increase in these activities. The total amount of storm restoration provided to Alabama Power, Georgia Power, and Gulf Power in 2005 was $1.0 million. These activities were billed at cost. The Company received storm restoration assistance from other Southern Company subsidiaries totaling $1.5 million and $73.5 million in 2006 and 2005, respectively.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $9.8 million, $8.6 million, and $8.2 million in 2007, 2006, and 2005, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $23.1 million, $19.7 million, and $19.5 million in 2007, 2006, and 2005, respectively. See Notes 4 and 5 for additional information on certain deferred tax liabilities payable to affiliates.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

**Regulatory Assets and Liabilities**

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

| | 2007 | 2006 | Note |
|---|---|---|---|
| | *(in thousands)* | | |
| Hurricane Katrina | **$ (143)** | $ 4,683 | (a) |
| Underfunded retiree benefit plans | **28,331** | 38,814 | (b) |
| Property damage | **(63,804)** | (4,356) | (c) |
| Deferred income tax charges | **9,486** | 9,860 | (d) |
| Property tax | **15,043** | 18,264 | (e) |
| Transmission & distribution deferral | **9,468** | - | (f) |
| Vacation pay | **7,736** | 7,078 | (g) |
| Loss on reacquired debt | **9,906** | 9,626 | (h) |
| Loss on redeemed preferred stock | **571** | 743 | (i) |
| Loss on rail cars | **274** | 344 | (h) |
| Other regulatory assets | **12,028** | 4,798 | (c) |
| Fuel-hedging assets | **3,298** | 12,252 | (j) |
| Asset retirement obligations | **7,705** | 6,954 | (d) |
| Deferred income tax credits | **(17,654)** | (18,238) | (d) |
| Other cost of removal obligations | **(90,485)** | (82,397) | (d) |
| Plant Daniel capacity | **-** | (5,659) | (k) |
| Fuel-hedging liabilities | **(4,102)** | (3,644) | (j) |
| Other liabilities | **(6,596)** | (2,606) | (c) |
| Overfunded retiree benefit plans | **(53,396)** | (21,319) | (b) |
| Total | **$(132,334)** | $(24,803) | |

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) For additional information, see Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."

(b) Recovered and amortized over the average remaining service period which may range up to 14 years. See Note 2 under "Retirement Benefits."

(c) Recorded and recovered as approved by the Mississippi PSC.

(d) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(e) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.

(f) Amortized over a four-year period ending 2011.

(g) Recorded as earned by employees and recovered as paid, generally within one year.

(h) Recovered over the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.

(i) Amortized over a period beginning in 2004 that is not to exceed seven years.

(j) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).

(k) Amortized over a four-year period which ended in 2007.

In the event that a portion of the Company's operations is no longer subject to the provisions of SFAS No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are to be reflected in rates. See Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."

### Government Grants

The Company received a grant in October 2006 from the Mississippi Development Authority (MDA) for $276.4 million, primarily for storm damage cost recovery. On June 1, 2007, the Company received a grant payment of $85.2 million from the State of Mississippi related to storm restoration costs to be incurred and to increase the property damage reserve. In the fourth quarter 2007, the Company received additional grant payments totaling $24.1 million for expenditures incurred to date for construction of a new storm operations center. The grant proceeds do not represent a future obligation of the Company. The portion of any grants received related to retail storm recovery is applied to the retail regulatory asset that is established as restoration costs are incurred. The portion related to wholesale storm recovery is recorded either as a reduction to operations and maintenance expense or as a reduction in accumulated depreciation depending on the restoration work performed and the appropriate allocations of cost of service.

### Revenues

Energy and other revenues are recognized as services are rendered. Wholesale capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues related to retail sales are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered or returned to customers through adjustments to the billing factors. The Company is required to file with the Mississippi PSC for an adjustment to the fuel cost recovery factor annually.

The Company has a diversified base of customers. For years ended December 31, 2007, and December 31, 2006, no single customer or industry comprises 10% or more of revenue. For all periods presented, uncollectible accounts averaged less than 1% of revenues.

### Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense generally includes the cost of purchased emission allowances as they are used. Fuel costs also included gains and/or losses from fuel hedging programs as approved by the Mississippi PSC.

### Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), the Company recognizes tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 5 under "Unrecognized Tax Benefits" for additional information on the effect of adopting FIN 48.

## Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction for projects over $10 million. The Company's property, plant, and equipment consisted of the following at December 31:

| | 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| Generation | **$ 874,585** | $ 847,904 |
| Transmission | **420,392** | 414,490 |
| Distribution | **688,715** | 648,304 |
| General | **147,143** | 143,453 |
| Total plant in service | **$2,130,835** | $2,054,151 |

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

## Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.3%, 3.2%, and 3.4% in 2007, 2006, and 2005, respectively. Depreciation studies are conducted periodically to update the composite rates. In March 2006, the Mississippi PSC approved the study filed by the Company in 2005, with new rates effective January 1, 2006. The new depreciation rates did not result in a material change to annual depreciation expense. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its cost, together with the cost of removal, less salvage, is charged to the accumulated depreciation provision. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

In January 2006, the Mississippi PSC issued an accounting order directing the Company to exclude from its calculation of depreciation expense approximately $1.2 million related to capitalized Hurricane Katrina costs since these costs will be recovered separately.

In December 2003, the Mississippi PSC issued an interim accounting order directing the Company to expense and record a regulatory liability of $60.3 million while it considered the Company's request to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In May 2004, the Mississippi PSC approved the Company's request effective January 1, 2004, and ordered the Company to amortize the regulatory liability previously established to reduce depreciation and amortization expenses as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007.

### Asset Retirement Obligations and Other Costs of Removal

Asset retirement obligations are computed as the present value of the ultimate costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. The Company has received accounting guidance from the Mississippi PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations will continue to be reflected in the balance sheets as a regulatory liability.

The Company has retirement obligations related to various landfill sites and underground storage tanks. In connection with the adoption of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), the Company also recorded additional asset retirement obligations (and assets) of $9.5 million, primarily related to asbestos. The Company also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the United States Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized under FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) and FIN 47 and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

| | 2007 | 2006 |
|---|---|---|
| | *(in millions)* | |
| Balance, beginning of year | **$ 15.8** | $ 15.4 |
| Liabilities incurred | **0.6** | - |
| Liabilities settled | **-** | (0.1) |
| Accretion | **0.9** | 0.8 |
| Cash flow revisions | **-** | (0.3) |
| Balance, end of year | **$ 17.3** | $ 15.8 |

### Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

### Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to a regulatory liability account. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. The Company received the $60 million bond proceeds in June 2007. The Company accrued $0.2 million in 2007, $1.2 million in 2006, and $1.5 million in 2005. The Company made no discretionary accruals in 2007 and 2006 as a result of the order. See Note 3 under "Storm Damage Cost Recovery" and "System Restoration Rider" for additional information regarding the depletion of these reserves following Hurricane Katrina and the deferral of additional costs, as well as additional rate riders or other cost recovery mechanisms which have and/or may be approved by the Mississippi PSC to recover the deferred costs and accrue reserves.

### Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

### Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed or used.

### Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emission allowances. Fuel is charged to inventory when purchased and then expensed as used and recovered by the Company through fuel cost recovery rates approved by the Mississippi PSC. Emission allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

## Stock Options

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. Prior to January 1, 2006, the Company accounted for options granted in accordance with Accounting Principles Board Opinion No. 25; thus, no compensation expense was recognized because the exercise price of all options granted equaled the fair market value on the date of the grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" (SFAS No. 123(R)), using the modified prospective method. Under that method, compensation cost for the years ended December 31, 2007 and 2006, was recognized as the requisite service was rendered and included: (a) compensation cost for the portion of share-based awards granted prior to and that were outstanding as of January 1, 2006, for which the requisite service had not been rendered, based on the grant-date fair value of those awards as calculated in accordance with the original provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company.

For the Company, the adoption of SFAS No. 123(R) resulted in a reduction in earnings before income taxes and net income of $1.0 million and $0.6 million, respectively, for the year ended December 31, 2007, and $1.1 million and $0.7 million, respectively, for the year ended December 31, 2006. Additionally, SFAS No. 123(R) requires the gross excess tax benefit from stock option exercises to be reclassified as a financing cash flow as opposed to an operating cash flow; the reduction in operating cash flows and the increase in financing cash flows for the years ended December 31, 2007 and 2006, was $0.6 and $0.7 million, respectively.

For the year ended December 31, 2005, prior to the adoption of SFAS No. 123(R), the pro forma impact on net income of fair-value accounting for options granted on net income was as follows:

| 2005 | As Reported | Option Impact After Tax | Pro Forma |
|---|---|---|---|
| | | *(in thousands)* | |
| Net Income | $73,808 | $(648) | $73,160 |

Because historical forfeitures have been insignificant and are expected to remain insignificant, no forfeitures were assumed in the calculation of compensation expense; rather they are recognized when they occur.

The estimated fair values of stock options granted in 2007, 2006, and 2005 were derived using the Black-Scholes stock option pricing model. Expected volatility was based on historical volatility of Southern Company's stock over a period equal to the expected term. The Company used historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options.

The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

| Year Ended December 31 | 2007 | 2006 | 2005 |
|---|---|---|---|
| Expected volatility | **14.8%** | 16.9% | 17.9% |
| Expected term *(in years)* | **5.0** | 5.0 | 5.0 |
| Interest rate | **4.6%** | 4.6% | 3.9% |
| Dividend yield | **4.3%** | 4.4% | 4.4% |
| Weighted average grant-date fair value | **$4.12** | $4.15 | $3.90 |

## Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in the prices of certain fuel purchases and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Mississippi PSC approved fuel hedging program as discussed below. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets and liabilities, respectively, as appropriate until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income.

The Mississippi PSC has approved the Company's request to implement an ECM which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the FERC.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Other financial instruments for which the carrying amounts did not equal the fair values at December 31 were as follows:

| | Carrying Amount | Fair Value |
|---|---|---|
| | *(in thousands)* | |
| Long-term debt: | | |
| **2007** | **$277,333** | **$270,897** |
| 2006 | 278,635 | 275,745 |

The fair values were based on either closing market prices or closing prices of comparable instruments.

**Comprehensive Income**

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges, and prior to the adoption of SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158) the minimum pension liability, less income taxes and reclassifications for amounts included in net income.

**Variable Interest Entities**

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. The Company has established a wholly-owned trust to issue preferred securities. See Note 6 under "Long-Term Debt Payable to Affiliated Trust" for additional information. However, the Company is not considered the primary beneficiary of the trust. Therefore, the investments in this trust are reflected as Other Investments and the related loan from the trust is included in Long-term Debt in the balance sheets. During 2007 the Company redeemed its last remaining series of preferred securities, which totaled $36 million.

## 2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed pension plan covering substantially all employees. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the plan are expected for the year ending December 31, 2008. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds related trusts to the extent required by the FERC. For the year ending December 31, 2008, postretirement trust contributions are expected to total approximately $0.2 million.

The measurement date for plan assets and obligations is September 30 for each year presented. Pursuant to SFAS No. 158, the Company will be required to change the measurement date for its defined benefit postretirement plans from September 30 to December 31 beginning with the year ending December 31, 2008.

## Pension Plans

The total accumulated benefit obligation for the pension plans was $240 million and $233 million for 2007 and 2006, respectively. Changes during the year in the projected benefit obligations and fair value of plan assets were as follows:

| | 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | **$ 250,543** | $255,037 |
| Service cost | **6,934** | 7,207 |
| Interest cost | **14,767** | 13,727 |
| Benefits paid | **(11,529)** | (11,288) |
| Actuarial loss and employee transfers | **(6,001)** | (13,987) |
| Amendments | **2,189** | (153) |
| Balance at end of year | **256,903** | 250,543 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | **267,276** | 246,271 |
| Actual return on plan assets | **43,849** | 30,985 |
| Employer contributions | **1,270** | 1,308 |
| Benefits paid | **(11,529)** | (11,288) |
| Fair value of plan assets at end of year | **300,866** | 267,276 |
| Funded status at end of year | **43,963** | 16,733 |
| Fourth quarter contributions | **423** | 433 |
| Prepaid pension asset, net | **$ 44,386** | $ 17,166 |

At December 31, 2007, the projected benefit obligations for the qualified and non-qualified pension plans were $234.8 million and $22.1 million, respectively. All plan assets are related to the qualified pension plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's pension plan assets as of the end of the year, along with the targeted mix of assets, is presented below:

| | Target | 2007 | 2006 |
|---|---|---|---|
| Domestic equity | 36% | **38%** | 38% |
| International equity | 24 | **24** | 23 |
| Fixed income | 15 | **15** | 16 |
| Real estate | 15 | **16** | 16 |
| Private equity | 10 | **7** | 7 |
| Total | 100% | **100%** | 100% |

Amounts recognized in the balance sheets related to the Company's pension plan consist of the following:

| | 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| Prepaid pension costs | **$ 66,099** | $ 36,424 |
| Other regulatory assets | **11,114** | 9,707 |
| Current liabilities, other | **(1,393)** | (1,209) |
| Other regulatory liabilities | **(53,396)** | (21,319) |
| Employee benefit obligations | **(20,320)** | (18,049) |

Presented below are the amounts included in regulatory assets and regulatory liabilities at December 31, 2007 and December 31, 2006, related to the defined benefit pension plans that have not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for the next fiscal year.

| | Prior Service Cost | Net(Gain)/Loss |
|---|---|---|
| **Balance at December 31, 2007:** | *(in thousands)* | |
| Regulatory asset | **$ 2,674** | **$ 8,440** |
| Regulatory liabilities | **10,212** | **(63,608)** |
| Total | **$12,886** | **$(55,168)** |
| **Balance at December 31, 2006:** | | |
| Regulatory asset | $ 798 | $ 8,909 |
| Regulatory liabilities | 11,488 | (32,807) |
| Total | $12,286 | $(23,898) |
| **Estimated amortization in net periodic pension cost in 2008:** | | |
| Regulatory asset | $ 413 | $ 595 |
| Regulatory liabilities | 1,277 | (129) |
| Total | $1,690 | $ 466 |

The changes in the balances of regulatory assets and regulatory liabilities related to the defined benefit pension plans for the year ended December 31, 2007, are presented in the following table:

| | Regulatory Assets | Regulatory Liabilities |
|---|---|---|
| | *(in thousands)* | |
| Beginning balance | $ 9,707 | $(21,319) |
| Net (gain)/loss | 166 | (30,800) |
| Change in prior service costs | 2,189 | - |
| Reclassification adjustments: | | |
| Amortization of prior service costs | (314) | (1,277) |
| Amortization of net gain | (634) | - |
| Total reclassification adjustments | (948) | (1,277) |
| Total change | 1,407 | (32,077) |
| Ending balance | $11,114 | $(53,396) |

Components of net periodic pension cost (income) were as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | *(in thousands)* | |
| Service cost | **$ 6,934** | $ 7,207 | $ 6,566 |
| Interest cost | **14,767** | 13,727 | 13,089 |
| Expected return on plan assets | **(19,099)** | (18,107) | (18,437) |
| Recognized net (gain) loss | **634** | 773 | 526 |
| Net amortization | **1,591** | 1,013 | 937 |
| Net periodic pension cost | **$ 4,827** | $ 4,613 | $ 2,681 |

Net periodic pension cost (income) is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2007, estimated benefit payments were as follows:

| | Benefit Payments |
|---|---|
| | *(in thousands)* |
| 2008 | $ 12,145 |
| 2009 | 12,463 |
| 2010 | 12,838 |
| 2011 | 14,222 |
| 2012 | 15,037 |
| 2013 to 2017 | 93,004 |

**Other Postretirement Benefits**

Changes during the year in the accumulated postretirement benefit obligations (APBO) and in the fair value of plan assets were as follows:

| | **2007** | 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | **$ 89,673** | $ 86,482 |
| Service cost | **1,372** | 1,520 |
| Interest cost | **5,254** | 4,654 |
| Benefits paid | **(3,754)** | (3,836) |
| Actuarial (gain) loss | **(8,388)** | 596 |
| Retiree drug subsidy | **338** | 257 |
| Balance at end of year | **84,495** | 89,673 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | **23,689** | 22,759 |
| Actual return on plan assets | **3,470** | 2,290 |
| Employer contributions | **1,851** | 3,652 |
| Benefits paid | **(3,417)** | (5,012) |
| Fair value of plan assets at end of year | **25,593** | 23,689 |
| Funded status at end of year | **(58,902)** | (65,984) |
| Fourth quarter contributions | **906** | 1,421 |
| Accrued liability | **$(57,996)** | $(64,563) |

Other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's other postretirement benefit plan assets as of the end of the year, along with the targeted mix of assets, is presented below:

| | Target | **2007** | 2006 |
|---|---|---|---|
| Domestic equity | 29% | **31%** | 30% |
| International equity | 20 | **20** | 18 |
| Fixed income | 31 | **30** | 34 |
| Real estate | 12 | **13** | 13 |
| Private equity | 8 | **6** | 5 |
| Total | 100% | **100%** | 100% |

Amounts recognized in the balance sheets related to the Company's other postretirement benefit plans consist of the following:

| | **2007** | 2006 |
|---|---|---|
| | *(in thousands)* | |
| Regulatory assets | **$ 17,217** | $ 29,107 |
| Employee benefit obligations | **(57,996)** | (64,563) |

Presented below are the amounts included in regulatory assets at December 31, 2007 and December 31, 2006, related to the other postretirement benefit plans that have not yet been recognized in net periodic postretirement benefit cost along with the estimated amortization of such amounts for 2008.

| | Prior Service Cost | Net(Gain)/ Loss | Transition Obligation |
|---|---|---|---|
| | | *(in thousands)* | |
| **Balance at December 31, 2007:** | | | |
| Regulatory assets | **$1,187** | **$14,180** | **$1,850** |
| **Balance at December 31, 2006:** | | | |
| Regulatory assets | $1,293 | $25,618 | $2,196 |
| **Estimated amortization as net periodic postretirement benefit cost in 2008:** | | | |
| Regulatory assets | $106 | $614 | $346 |

The change in the balance of regulatory assets related to the postretirement benefit plans for the year ended December 31, 2007, is presented in the following table:

| | Regulatory Assets |
|---|---|
| | *(in thousands)* |
| Beginning balance | $ 29,107 |
| Net gain | (10,256) |
| Change in prior service costs | - |
| Reclassification adjustments: | |
| Amortization of transition obligation | (346) |
| Amortization of prior service costs | (106) |
| Amortization of net gain | (1,182) |
| Total reclassification adjustments | (1,634) |
| Total change | (11,890) |
| Ending balance | $ 17,217 |

Components of the other postretirement benefit plans' net periodic cost were as follows:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| | | *(in thousands)* | |
| Service cost | **$ 1,372** | $ 1,520 | $ 1,427 |
| Interest cost | **5,254** | 4,654 | 4,242 |
| Expected return on plan assets | **(1,673)** | (1,642) | (1,563) |
| Net amortization | **1,633** | 1,702 | 1,158 |
| Net postretirement cost | **$ 6,586** | $ 6,234 | $ 5,264 |

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) provides a 28% prescription drug subsidy for Medicare eligible retirees. The effect of the subsidy reduced the Company's expenses for the years ended December 31, 2007, 2006, and 2005 by approximately $1.8 million, $2.0 million, and $1.2 million, respectively.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the APBO for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

| | Benefit Payments | Subsidy Receipts | Total |
|---|---|---|---|
| | | *(in thousands)* | |
| 2008 | $ 4,316 | $ (417) | $ 3,899 |
| 2009 | 4,679 | (484) | 4,195 |
| 2010 | 5,149 | (552) | 4,597 |
| 2011 | 5,551 | (629) | 4,922 |
| 2012 | 5,899 | (720) | 5,179 |
| 2013 to 2017 | 34,598 | (4,933) | 29,665 |

## Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs were calculated in 2004 for the 2005 plan year using a discount rate of 5.75%.

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Discount | **6.30%** | 6.00% | 5.50% |
| Annual salary increase | **3.75** | 3.50 | 3.00 |
| Long-term return on plan assets | **8.50** | 8.50 | 8.50 |

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the APBO was a weighted average medical care cost trend rate of 9.75% for 2008, decreasing gradually to 5.25% through the year 2015, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the APBO and the service and interest cost components at December 31, 2007 as follows:

| | **1 Percent Increase** | **1 Percent Decrease** |
|---|---|---|
| | *(in thousands)* | |
| Benefit obligation | $5,490 | $4,688 |
| Service and interest costs | 428 | 343 |

## Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85% matching contribution up to 6% of an employee's base salary. Prior to November 2006, the Company matched employee contributions at a rate of 75% up to 6% of the employee's base salary. Total matching contributions made to the plan for 2007, 2006, and 2005 were $3.5 million, $3.0 million, and $2.9 million, respectively.

# 3. CONTINGENCIES AND REGULATORY MATTERS

## General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

## Environmental Matters

### *New Source Review Actions*

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama after Alabama Power was dismissed from the original action. In these lawsuits, the EPA alleged that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The action against Georgia Power has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving the alleged NSR violations at Plant Miller. The consent decree required Alabama Power to pay $100,000 to resolve the government's claim for a civil penalty and to donate $4.9 million of sulfur dioxide emission allowances to a nonprofit charitable organization and formalized specific emissions reductions to be accomplished by Alabama Power, consistent with other Clean Air Act programs that require emissions reductions. In August 2006, the district court in Alabama granted Alabama Power's motion for summary judgment and entered final judgment in favor of Alabama Power on the EPA's claims related to all of the remaining plants: Plants Barry, Gaston, Gorgas, and Greene County.

The plaintiffs appealed the district court's decision to the U.S. Court of Appeals for the Eleventh Circuit, and the appeal was stayed by the Appeals Court pending the U.S. Supreme Court's decision in a similar case against Duke Energy. The Supreme Court issued its decision in the Duke Energy case in April 2007. On October 5, 2007, the U.S. District Court for the Northern District of Alabama issued an order in the Alabama Power case indicating a willingness to re-evaluate its previous decision in light of the Supreme Court's Duke Energy opinion. On December 21, 2007, the Eleventh Circuit vacated the district court's decision in the Alabama Power case and remanded the case back to the district court for consideration of the legal issues in light of the Supreme Court's decision in the Duke Energy case.

The Company believes it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in either of these cases could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

***Carbon Dioxide Litigation***

In July 2004, attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed a complaint in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. A nearly identical complaint was filed by three environmental groups in the same court. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. Plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and no decision has been issued. The ultimate outcome of these matters cannot be determined at this time.

***Environmental Remediation***

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through regulatory mechanisms.

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2005, 2006, and 2007 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final outcome of this matter to the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties and cannot now be determined. The remediation expenses incurred by the Company are expected to be recovered through the Environmental Compliance Overview (ECO) Plan. See "Retail Regulatory Matters – Environmental Compliance Overview Plan" herein for additional information.

## FERC Matters

### *Market-Based Rate Authority*

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in the proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period that ended in May 2006 could be subject to refund to a cost-based rate level.

In late June and July 2007, hearings were held in this proceeding and the presiding administrative law judge issued an initial decision on November 9, 2007 regarding the methodology to be used in the generation dominance tests. The proceedings are ongoing. The ultimate outcome of this generation dominance proceeding cannot now be determined, but an adverse decision by the FERC in a final order could require the Company to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates, and could also result in refunds of up to $8.4 million, plus interest. The Company believes that there is no meritorious basis for this proceeding and is vigorously defending itself in this matter.

On June 21, 2007, the FERC issued its final rule regarding market-based rate authority. The FERC generally retained its current market-based rate standards. The impact of this order and its effect on the generation dominance proceeding cannot now be determined.

### *Intercompany Interchange Contract*

The Company's generation fleet is operated under the Intercompany Interchange Contract (IIC), as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among the traditional operating companies (including the Company), Southern Power, and SCS, as agent, under the terms of which the power pool of Southern Company is operated, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

In October 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms and Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. Southern Company filed with the FERC in November 2006 a compliance plan in connection with the order. On April 19, 2007, the FERC approved, with certain modifications, the plan submitted by Southern Company. Implementation of the plan is not expected to have a material impact on the Company's financial statements. On November 19, 2007, Southern Company notified the FERC that the plan had been implemented and the FERC division of audits subsequently began an audit pertaining to compliance implementation and related matters, which is ongoing.

## Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, Gulf Power, and Southern Telecom, Inc., (a subsidiary of SouthernLINC Wireless), have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment and seek compensatory and punitive damages and injunctive relief. Management of the Company believes that it has complied with applicable laws and that the plaintiffs' claims are without merit.

To date, the Company has entered into agreements with plaintiffs in approximately 90% of the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. These agreements have been approved by the Circuit Courts of Harrison County and Jasper County, Mississippi (First Judicial Circuit), and dismissals of the related cases are in progress. These agreements have not had any material impact on the Company's financial statements.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, the Company, and Southern Telecom, Inc., (a subsidiary of SouthernLINC Wireless), were named as defendants in a lawsuit brought by a telecommunications company that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. In January 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

**Retail Regulatory Matters**

***Performance Evaluation Plan***

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's request to modify certain portions of its PEP and to reclassify, to jurisdictional cost of service the 266 megawatts of Plant Daniel Units 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company amortized the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 accounting order, as approved in the May 2004 order, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in increases to earnings in each of those years.

In addition, in May 2004, the Mississippi PSC also approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes will be limited to four percent of retail revenues annually under the revised PEP. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer approximately $10.4 million of certain reliability related maintenance costs beginning January 1, 2007, and recover them over a four-year period beginning January 1, 2008. These costs related to system upgrades and improvements that were needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs, of which $2.4 million is included in current assets as other regulatory assets and $7.1 million is included in long-term other regulatory assets.

In September 2007, the Mississippi PSC staff and the Company entered into a stipulation that included adjustments to expenses which resulted in a one-time credit to retail customers of approximately $1.1 million. In November 2007, the Mississippi PSC issued an order requiring the Company to refund this amount to its retail customers no later than December 2007. This amount was totally refunded as a credit to customer bills by December 31, 2007.

In December 2007, the Company submitted its annual PEP filing for 2008, which resulted in a rate increase of 1.983% or $15.5 million annually, effective January 2008. In December 2006, the Company submitted its annual PEP filing for 2007, which resulted in no rate change.

In December 2007, the Company received an order from the Mississippi PSC requiring it to defer $1.4 million associated with the retail portion of certain tax credits and adjustments related to permanent timing differences pertaining to its 2006 income tax returns filed in September 2007. These tax differences have been recorded in a regulatory liability included in the current portion of other regulatory liabilities and will be amortized ratably over a twelve month period beginning January 2008.

*System Restoration Rider*

In September 2006, the Company filed with the Mississippi PSC a request to implement a System Restoration Rider (SRR), to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Company would be required to make annual SRR filings to determine the revenue requirement associated with the property damage. The Company recorded a regulatory liability in the amount of approximately $2.4 million in 2006 and $0.6 million in 2007 for the estimated amount due to retail customers that would be passed through SRR. The Company along with the Mississippi Public Utilities Staff has agreed and stipulated to a revised SRR calculation method that would no longer require the Mississippi PSC to set a cap on the property damage reserve or to authorize the calculation of an annual property damage accrual. Under the revised SRR calculation method, the Mississippi PSC would periodically agree on SRR revenue levels that would be developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information. It is anticipated that the Mississippi PSC would agree on the applicable SRR revenue level every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be just, reasonable and in the public interest. The Company will submit annual filings setting forth SRR-related revenues, expenses and investment for the projected filing period, as well as the true-up for the prior period. The Company is currently waiting on a final order from the Mississippi PSC determining the final disposition of the regulatory liability and determination of the final SRR rate schedule.

*Environmental Compliance Overview Plan*

The ECO Plan establishes procedures to facilitate the Mississippi PSC's overview of the Company's environmental strategy and provides for recovery of costs (including cost of capital) associated with environmental projects approved by the Mississippi PSC. Under the ECO Plan, any increase in the annual revenue requirement is limited to 2% of retail revenues. However, the ECO Plan also provides for carryover of any amount over the 2% limit into the next year's revenue requirement. The Company conducts studies, when possible, to determine the extent of any required environmental remediation. Should such remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements. In accordance with the Mississippi PSC order, the Company recovers such costs under the ECO Plan as they are incurred.

On February 1, 2008, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2008 which resulted in an 18 cents per 1,000 KWH decrease in the rate for retail residential customers. Hearings with the Mississippi PSC are expected to be held in April 2008. The outcome of the 2008 filing cannot now be determined. In April 2007, the Mississippi PSC approved the Company's 2007 ECO Plan, which included an 86 cent per 1,000 KWH increase for retail residential customers. This increase represented an addition of approximately $7.5 million in annual revenues for the Company. The new rates were effective in April 2007.

*Fuel Cost Recovery*

The Company establishes, annually, a fuel cost recovery factor that is approved by the Mississippi PSC. Over the past several years, the Company has continued to experience higher than expected fuel costs for coal and natural gas. The Company is required to file for an adjustment to the fuel cost recovery factor annually; such filing occurred in November 2007. As a result, the Mississippi PSC approved an increase in the fuel cost recovery factor effective January 2008 in an amount equal to 4.2% of total retail revenues. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this increase to the billing factor will have no significant effect on the Company's revenues or net income, but will increase annual cash flow. At December 31, 2007, the amount of under recovered fuel costs included in the balance sheets was $40.5 million compared to $50.8 million at December 31, 2006.

*Storm Damage Cost Recovery*

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of

$3.0 million was affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the MDA for a Community Development Block Grant (CDBG). In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. The Company incurred the $302.4 million total storm costs affirmed by the Mississippi PSC as of December 31, 2007, and will report the retail regulatory liability balance of $0.1 million to the Mississippi PSC to determine the final disposition of this balance.

The Company maintains a reserve to cover the cost of damage from major storms to its transmission and distribution facilities and the cost of uninsured damage to its generation facilities and other property. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve, until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. These funds were received in June 2007.

In June 2006, the Mississippi PSC issued an order certifying actual storm restoration costs relating to Hurricane Katrina through April 30, 2006 of $267.9 million and affirmed estimated additional costs through December 31, 2007, of $34.5 million, for total storm restoration costs of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million. Of the total amount, $292.8 million applies to the Company's retail jurisdiction. The order directed the Company to file an application with the MDA for a CDBG.

In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million. The Company has appropriately allocated and applied these CDBG proceeds to both retail and wholesale storm restoration cost recovery. The retail portion of $267.6 million was applied to the retail regulatory asset in the balance sheets. For the remaining wholesale portion of $8.8 million, $3.3 million was credited to operations and maintenance expense in the statements of income and $5.5 million was applied to accumulated provision for depreciation in the balance sheets. In 2006, the CDBG proceeds related to capital of $152.7 million and $120.3 million related to retail operations and maintenance expense were included in the statement of cash flows as separate line items. In 2007, the storm restoration bond proceeds related to $35.0 million capital, of which $10.9 million related to retail restoration and $24.1 million related to the storm operations center, and $14.3 million related to retail operations and maintenance expenses are included in the statements of cash flows as separate line items. The cash portions of storm costs are included in the statements of cash flows under Hurricane Katrina accounts payable, property additions, and cost of removal, net of salvage and totaled approximately $0.1 million, $12.5 million, and $(8.1) million, respectively, for 2007, $50.5 million, $54.2 million, and $4.6 million, respectively, for 2006 and totaled approximately $82.1 million, $81.7 million, and $18.4 million, respectively, for 2005.

In October 2006, the Mississippi PSC issued a financing order that authorized the issuance of $121.2 million of system restoration bonds. This amount includes $25.2 million for the retail storm recovery costs not covered by the CDBG, $60 million for a property damage reserve, and $36 million for the retail portion of the construction of the storm operations facility. The storm restoration bonds were issued by the Mississippi Development Bank on June 1, 2007, on behalf of the State of Mississippi. On June 1, 2007, the Company received a grant payment of $85.2 million from the State of Mississippi representing recovery of $25.2 million in retail storm restoration costs incurred or to be incurred and $60.0 million to increase the Company's property damage reserve. In the fourth quarter of 2007, the Company received two additional grant payments totaling $24.1 million for expenditures incurred for construction of a new storm operations center. The funds received related to previously incurred storm restoration expenditures have been accounted for as a government grant and have been recorded as a reduction to the regulatory asset that was recorded as the storm restoration expenditures were incurred. The funds received for storm restoration expenditures to be incurred were recorded as a regulatory liability. The Company will receive further grant payments of up to $11.9 million as expenditures are incurred to construct the new storm operations center.

The funds received with respect to certain of the grants were funded through the Mississippi Development Bank's issuance of tax-exempt bonds. Due to the tax-exempt status to the holders of bonds for federal income tax purposes, the use of the proceeds is limited to expenditures that qualify under the Internal Revenue Code. Prior to the receipt of the proceeds from the tax-exempt bonds in 2007, management of the Company represented to the Mississippi Development Bank that all expenditures to date qualify under the Internal Revenue Code. Should the Company use the proceeds for non-qualifying expenditures, it could be required to return that portion of the proceeds received from the tax-exempt bond issuance that was applied to non-qualifying expenditures. Management expects that all future expenditures will also qualify and that no proceeds will be required to be returned.

In order for the State of Mississippi to repay the bonds issued by the Mississippi Development Bank, the State of Mississippi has established a system restoration charge that will be charged to all retail electric utility customers within the Company's service area. This charge will be collected by the Company through the retail customers' monthly statement and remitted to the State of Mississippi on a monthly basis. The system restoration charge is the property of the State of Mississippi. The Company's only obligation is to collect and remit the proceeds of the charge. The Company began collecting the system restoration charge on June 20, 2007, and remitted the first payment to the State of Mississippi on July 17, 2007.

The Company incurred the $302.4 million total storm costs affirmed by the Mississippi PSC as of December 31, 2007. The balance in the retail regulatory liability account at December 31, 2007 was $0.1 million, which is net of the retail portion of insurance proceeds of $78.1 million, CDBG proceeds of $267.6 million, storm restoration bond proceeds of $25.1 million, and tax credits of $0.3 million. Retail costs incurred through December 31, 2007, include approximately $158.5 million of capital and $134.4 million of operations and maintenance expenditures. The Company will report the regulatory liability balance to the Mississippi PSC to determine the final disposition of this balance.

In June 2006, the Mississippi PSC order also granted continuing authority to record a regulatory asset in an amount equal to the retail portion of the recorded Hurricane Katrina restoration costs. For any future event causing damage to property beyond the balance in the reserve, the order also granted the Company the authority to record a regulatory asset. The Company would then apply to the Mississippi PSC for recovery of such amounts or for authority to otherwise dispose of the regulatory asset. The Company continues to report actual storm expenses to the Mississippi PSC periodically.

***Construction Projects***

In June 2006, the Company filed an application with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The proposed project is an advanced coal gasification facility located in Kemper County, Mississippi, that would use locally mined lignite coal. The proposed 693 megawatt plant is expected to require an approximate investment of $1.5 billion, excluding the mine cost, and is expected to be completed in 2013. The DOE subsequently certified the project and in November 2006, the Internal Revenue Service (IRS) allocated Internal Revenue Code Section 48A tax credits of $133 million to the Company. The utilization of these credits is dependent upon meeting the certification requirements for the project under the Internal Revenue Code. The plant would use an air-blown integrated gasification combined cycle technology that generates power from low-rank coals and coals with high moisture or high ash content. These coals, which include lignite, make up half the proven U.S. and worldwide coal reserves. The Company is undertaking a feasibility assessment of the project, which could take up to two years. On December 21, 2006, the Mississippi PSC approved the Company's request for accounting treatment of the costs associated with the Company's generation resource planning, evaluation, and screening activities. The Mississippi PSC gave the Company the authority to create and recognize a regulatory asset for such costs. On December 28, 2007, the Company received an order allowing it to defer the amortization of these costs to January 2009. In addition, Mississippi received approval for the updated estimate of approximately $23.8 million in total generation screening and evaluation costs ($16 million for the retail portion). At December 31, 2007, the Company had spent $18.1 million in total, of which $2.7 million related to land purchases had been capitalized, the retail portion of $11.2 million had been deferred in other regulatory assets, and the wholesale portion of $4.2 million has been expensed. The retail portion of these costs will be charged to and remain as a regulatory asset until the Mississippi PSC determines the prudence and ultimate recovery of such costs, which decision is expected in January 2009. The balance of such regulatory asset will be included in the Company's rate base for ratemaking purposes. Approval by various regulatory agencies, including the Mississippi PSC, will also be required if the project proceeds. The final outcome of this matter cannot now be determined.

## 4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2, (total capacity of 500 megawatts) at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2, (total capacity of 1,000 megawatts) at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2007, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

| Generating Plant | Percent Ownership | Gross Investment | Accumulated Depreciation |
|---|---|---|---|
| | | (in thousands) | |
| Greene County Units 1 and 2 | 40% | $ 77,655 | $ 43,122 |
| Daniel Units 1 and 2 | 50% | $266,249 | $132,508 |

The Company's proportionate share of plant operating expenses is included in the statements of income.

## 5. INCOME TAXES

Southern Company files a consolidated federal income tax return and combined income tax returns for the State of Alabama and the State of Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if it filed a separate income tax return. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

### Current and Deferred Income Taxes

Details of the income tax provisions were as follows:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Federal – | | | |
| Current | **$ 79,127** | $ 79,332 | $(61,933) |
| Deferred | **(34,524)** | (36,889) | 102,659 |
| | **44,603** | 42,443 | 40,726 |
| State – | | | |
| Current | **9,274** | 16,300 | (10,009) |
| Deferred | **(2,047)** | (10,646) | 15,657 |
| | **7,227** | 5,654 | 5,648 |
| Total | **$ 51,830** | $ 48,097 | $ 46,374 |

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

| | **2007** | 2006 |
|---|---|---|
| | *(in thousands)* | |
| Deferred tax liabilities – | | |
| Accelerated depreciation | **$230,379** | $259,729 |
| Basis differences | **39,944** | 13,615 |
| Fuel clause under recovered | **10,570** | 9,660 |
| Regulatory assets associated with asset retirement obligations | **6,790** | 6,324 |
| Regulatory assets associated with employee benefit obligations | **15,139** | 19,695 |
| Other | **46,442** | 42,142 |
| Total | **349,264** | 351,165 |
| Deferred tax assets – | | |
| Federal effect of state deferred taxes | **9,535** | 11,252 |
| Other property basis differences | **8,030** | 8,538 |
| Pension and other benefits | **33,622** | 35,210 |
| Property insurance | **26,005** | 1,646 |
| Unbilled fuel | **10,045** | 8,812 |
| Other comprehensive loss | **(371)** | (388) |
| Asset retirement obligations | **6,790** | 6,324 |
| Regulatory liabilities associated with employee benefit obligations | **20,433** | 8,154 |
| Other | **29,785** | 31,244 |
| Total | **143,874** | 110,792 |
| Total deferred tax liabilities, net | **205,390** | 240,373 |
| Portion included in prepaid (accrued) income taxes, net | **1,428** | (4,171) |
| Accumulated deferred income taxes in the balance sheets | **$206,818** | $236,202 |

At December 31, 2007, the tax-related regulatory assets and liabilities were $9.5 million and $16.3 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $1.1 million, $1.1 million, and $1.2 million for 2007, 2006, and 2005, respectively. At December 31, 2007, all investment tax credits available to reduce federal income taxes payable had been utilized.

### Effective Tax Rate

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends as a result of the following:

| | **2007** | 2006 | 2005 |
|---|---|---|---|
| Federal statutory rate | **35.0%** | 35.0% | 35.0% |
| State income tax, net of federal deduction | **3.0** | 3.0 | 3.0 |
| Non-deductible book depreciation | **0.3** | 0.3 | 0.5 |
| Other | **(0.6)** | (2.0) | (0.5) |
| Effective income tax rate | **37.7%** | 36.3% | 38.0% |

The American Jobs Creation Act of 2004 created a tax deduction for the portion of income attributable to United States production activities as defined in Internal Revenue Code Section 199 (production activities deduction). The deduction is equal to a stated percentage of qualified production activities income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for years 2007 through 2009, and a 9% rate applicable for all years after 2009. The increase from 3% in 2006 to 6% in 2007 was one of several factors that increased the Company's 2007 deduction by $0.3 million over the 2006 deduction. The resulting additional tax benefit was over $0.1 million.

**Unrecognized Tax Benefits**

On January 1, 2007, the Company adopted FIN 48, which requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties.

Prior to the adoption of FIN 48, the Company had unrecognized tax benefits which were previously accrued under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" of approximately $0.6 million. The total $0.6 million in unrecognized tax benefits would impact the Company's effective tax rate if recognized. For 2007, the total amount of unrecognized tax benefits increased by $0.3 million, resulting in a balance of $0.9 million as of December 31, 2007.

Changes during the year in unrecognized tax benefits were as follows:

| | 2007<br>*(thousands)* |
|---|---|
| Unrecognized tax benefits as of adoption | $656 |
| Tax positions from current periods | 177 |
| Tax positions from prior periods | 102 |
| Reductions due to settlements | - |
| Reductions due to expired statute of limitations | - |
| Balance at end of year | $935 |

Impact on the Company's effective tax rate, if recognized, is as follows:

| | 2007<br>*(thousands)* |
|---|---|
| Tax positions impacting the effective tax rate | $935 |
| Tax positions not impacting the effective tax rate | - |
| Balance at end of year | $935 |

Accrued interest for unrecognized tax benefits:

| | 2007<br>*(thousands)* |
|---|---|
| Interest accrued as of adoption | $ 37 |
| Interest accrued during the year | 69 |
| Balance at end of year | $106 |

The Company classifies interest on tax uncertainties as interest expense. Net interest accrued for the year ended December 31, 2007, was $106 thousand. The Company did not accrue any penalties on uncertain tax positions.

The IRS has audited and closed all tax returns prior to 2004. The audits for the state returns have either been concluded, or the statute of limitations has expired, for years prior to 2002.

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. The possible settlement of the production activities deduction methodology and/or the conclusion or settlement of federal or state audits could impact the balances significantly. At this time, an estimate of the range of reasonably possible outcomes cannot be determined.

## 6. FINANCING

### Long-Term Debt Payable to Affiliated Trust

The Company formed a wholly-owned trust subsidiary for the purpose of issuing preferred securities. The proceeds of the related equity investment and preferred security sale were loaned back to the Company through the issuance of junior subordinated notes which constitute substantially all of the assets of the trust and were reflected in the balance sheets as Long-term Debt. The Company considers that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constituted a full and unconditional guarantee by it of the trust's payment obligations with respect to these securities. During 2007, the Company redeemed its last remaining series of preferred securities, which totaled $36 million. See Note 1 under "Variable Interest Entities" for additional information on the accounting treatment for the trust and the related securities.

### Pollution Control Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2007, was $82.7 million.

### Securities Due Within One Year

At December 31, 2007, the Company has scheduled maturities of capital leases due within one year totaling $1.1 million. There were no scheduled maturities or redemptions of securities due within one year at December 31, 2006.

Debt maturities through 2012 applicable to total long-term debt are as follows: $1.1 million in 2008; $41.2 million in 2009; $1.3 million in 2010; $1.4 million in 2011; and $0.6 million in 2012.

### Outstanding Classes of Capital Stock

The Company currently has preferred stock, depositary preferred stock (each share of depositary preferred stock representing one-fourth of a share of preferred stock), and common stock authorized and outstanding. The Company's preferred stock and depositary preferred stock, without preference between classes, rank senior to the Company's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and depositary preferred stock are subject to redemption at the option of the Company on or after a specified date (typically 5 or 10 years after the date of issuance) at a redemption price equal to 100% of the liquidation amount of the stock.

### Dividend Restrictions

The Company can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

### Bank Credit Arrangements

At the beginning of 2008, the Company had total unused committed credit agreements with banks of $181 million, all of which expire in 2008. The facilities contain $39 million 2-year term loan options and $15 million 1-year term loan options. The Company expects to renew its credit facilities, as needed, prior to expiration.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees are 1/8 of 1% or less for the Company. Compensating balances are not legally restricted from withdrawal.

This $181 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2007, the Company had $9.9 million outstanding in commercial notes. The credit arrangements also provide support to the Company's variable daily rate tax-exempt pollution control bonds totaling $40.1 million.

During 2007, the peak amount outstanding for short-term debt was $133.4 million and the average amount outstanding was $57.4 million. The average annual interest rate on short-term debt was 5.3% for 2007 and 5.19% for 2006.

**Financial Instruments**

The Company also enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company has implemented fuel-hedging programs with the approval of the Mississippi PSC. The Company enters into hedges of forward electricity sales. There was no material ineffectiveness recorded in earnings in 2007, 2006, or 2005.

At December 31, 2007, the fair value gains/(losses) of energy-related derivative contracts were reflected in the financial statements as follows:

| | Amounts |
|---|---|
| | *(in thousands)* |
| Regulatory liabilities, net | **$1,253** |
| Accumulated other comprehensive income | **928** |
| Net income | **(203)** |
| Total fair value | **$1,978** |

The fair value gains or losses for cash flow hedges are recorded as regulatory assets and liabilities if they are recoverable through the regulatory clauses, otherwise they are recorded in other comprehensive income, and are recognized in earnings at the same time the hedged items affect earnings. For the year 2008, approximately $1.0 million of pre-tax gains are expected to be reclassified from other comprehensive income to revenues. The Company has energy-related hedges in place up to and including 2009.

## 7. COMMITMENTS

**Construction Program**

The Company is engaged in continuous construction programs, currently estimated to total $186 million in 2008, of which $8 million is related to Hurricane Katrina restoration, $226 million in 2009, and $211 million in 2010. The construction program is subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include changes in business conditions; acquisition of additional generation assets; revised load growth estimates; changes in environmental regulations; changes in FERC rules and regulations; increasing costs of labor, equipment, and materials; and cost of capital. At December 31, 2007, significant purchase commitments were outstanding in connection with the construction program. The Company has no generating plants under construction. Capital improvements to generating, transmission, and distribution facilities, including those to meet environmental standards, will continue.

**Long-Term Service Agreements**

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. The LTSA provides that GE will cover all planned inspections on the covered equipment, which generally includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to limits and scope specified in the contract.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE under the LTSA, which are subject to price escalation, are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $9.7 million, $8.4 million, and $7.9 million for 2007, 2006, and 2005, respectively, which is included in maintenance expense in the statements of income. Remaining payments to GE under this agreement are currently estimated to total $144 million over the next 13 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with ABB Power Generation Inc. (ABB) for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that ABB will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. ABB is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to ABB, which are subject to price escalation, are made at various intervals based on actual operating hours of the unit. Payments to ABB under this agreement are currently estimated to total $21.3 million over the remaining term of the agreement, which is approximately 8 years. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to ABB under the LTSA prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed. After this contract expires, the Company expects to replace it with a new contract with similar terms.

**Fuel Commitments**

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide emission allowances. Natural gas purchase commitments contain fixed volumes with prices based on various indices at the time of delivery. Amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2007.

Total estimated minimum long-term obligations at December 31, 2007, were as follows:

| | Commitments | |
|---|---|---|
| | Natural Gas | Coal |
| | *(in thousands)* | |
| 2008 | $215,285 | $358,421 |
| 2009 | 158,463 | 287,498 |
| 2010 | 75,014 | 117,369 |
| 2011 | 19,462 | 61,082 |
| 2012 | 21,771 | 11,700 |
| 2013 and thereafter | 221,588 | 19,500 |
| Total | $711,583 | $855,570 |

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and the other traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The creditworthiness of Southern Power is currently inferior to the creditworthiness of the traditional operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

**Operating Leases**

***Railcar Leases***

The Company and Gulf Power have jointly entered into operating lease agreements for the use of 745 aluminum railcars. The Company has the option to purchase the railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. The Company also has multiple operating lease agreements for the use of an additional 120 aluminum railcars that do not contain a purchase option. All of these leases are for the transport of coal to Plant Daniel.

The Company's share (50%) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $4.4 million in 2007, $4.6 million in 2006, and $3.0 million in 2005. The Company's annual railcar lease payments for 2008 through 2012 will average approximately $1.6 million and after 2013, lease payments total in aggregate approximately $2.8 million.

In addition to railcar leases, the Company has other operating leases for fuel handling equipment at Plants Daniel and Watson and operating leases for barges and tow/shift boats for the transport of coal at Plant Watson. The Company's share (50% at Plant Daniel and 100% at Plant Watson) of the leases for fuel handling was charged to fuel handling expense in the amount of $0.9 million in 2007 and $0.9 million in 2006. The Company's annual lease payments for 2008 through 2011 will average approximately $0.4 million. The Company charged to fuel stock and recovered through fuel cost recovery the barge transportation leases in the amount of $6.2

million in 2007 and $4.9 million in 2006 related to barges and tow/shift boats. The Company's annual lease payments for 2008 through 2009, with regards to these barge transportation leases, will average approximately $4.2 million.

***Plant Daniel Combined Cycle Generating Units***

In May 2001, the Company began the initial 10-year term of the lease agreement for a 1,064 megawatt natural gas combined cycle generating facility built at Plant Daniel (Facility). The Company entered into this transaction during a period when retail access was under review by the Mississippi PSC. The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for a description of the Company's formulary rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $7 million and $9 million for the fair market value of this residual value guarantee is included in the balance sheets at December 31, 2007 and 2006, respectively. Lease expenses were $27 million in each of the years 2007, 2006, and 2005.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2007, are as follows:

| | Minimum Lease Payments |
|---|---|
| | *(in thousands)* |
| 2008 | $ 28,615 |
| 2009 | 28,504 |
| 2010 | 28,398 |
| 2011 | 28,291 |
| 2012 | - |
| 2013 and thereafter | - |
| Total commitments | $113,808 |

## 8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2007, 268 current and former employees of the Company participated in the stock option plan. The maximum number of shares of Southern Company common stock that may be issued under this plan may not exceed 40 million. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however, for employees who are eligible for retirement the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. For certain stock option awards a change in control will provide accelerated vesting.

The Company's activity in the stock option plan for 2007 is summarized below:

| | Shares Subject to Option | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2006 | 1,483,243 | $28.62 |
| Granted | 257,657 | 36.42 |
| Exercised | (261,330) | 26.78 |
| Cancelled | (1,616) | 34.98 |
| **Outstanding at December 31, 2007** | **1,477,954** | **$30.30** |
| **Exercisable at December 31, 2007** | **992,228** | **$28.00** |

The number of stock options vested and expected to vest in the future, as of December 31, 2007, was not significantly different from the number of stock options outstanding at December 31, 2007 as stated above. As of December 31, 2007, the weighted average remaining contractual terms for the options outstanding and options exercisable was 6.1 years and 5.0 years, respectively, and the aggregate intrinsic values for the options outstanding and options exercisable was $12.5 million and $10.7 million, respectively.

As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to stock option awards not yet vested. That cost is expected to be recognized over a weighted-average period of approximately 10 months.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $2.2 million, $2.4 million, and $4.3 million, respectively. The actual tax benefit realized by the Company for the tax deductions from stock option exercises totaled $0.9 million, $0.9 million, and $1.7 million, respectively, for the years ended December 31, 2007, 2006, and 2005.

## 9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2007 and 2006 are as follows:

| Quarter Ended | Operating Revenues | Operating Income | Net Income After Dividends On Preferred Stock |
|---|---|---|---|
| | | *(in thousands)* | |
| **March 2007** | **$256,826** | **$36,824** | **$19,636** |
| **June 2007** | **273,216** | **41,671** | **26,280** |
| **September 2007** | **333,023** | **59,535** | **34,450** |
| **December 2007** | **250,679** | **9,707** | **3,665** |
| March 2006 | $208,941 | $28,728 | $15,282 |
| June 2006 | 254,920 | 40,392 | 22,766 |
| September 2006 | 310,747 | 62,215 | 36,638 |
| December 2006 | 234,629 | 21,584 | 7,324 |

The Company's business is influenced by seasonal weather conditions.

## SELECTED FINANCIAL AND OPERATING DATA 2003-2007

**Mississippi Power Company 2007 Annual Report**

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **Operating Revenues** (in thousands) | **$1,113,744** | $1,009,237 | $969,733 | $910,326 | $869,924 |
| **Net Income after Dividends on Preferred Stock** (in thousands) | **$84,031** | $82,010 | $73,808 | $76,801 | $73,499 |
| **Cash Dividends on Common Stock** (in thousands) | **$67,300** | $65,200 | $62,000 | $66,200 | $66,000 |
| **Return on Average Common Equity** (percent) | **13.96** | 14.25 | 13.33 | 14.24 | 13.99 |
| **Total Assets** (in thousands) | **$1,727,665** | $1,708,376 | $1,981,269 | $1,479,113 | $1,511,174 |
| **Gross Property Additions** (in thousands) | **$114,927** | $127,290 | $158,084 | $70,063 | $69,345 |
| **Capitalization** (in thousands): | | | | | |
| Common stock equity | **$613,830** | $589,820 | $561,160 | $545,837 | $532,489 |
| Preferred stock | **32,780** | 32,780 | 32,780 | 32,780 | 31,809 |
| Mandatorily redeemable preferred securities | - | - | - | - | 35,000 |
| Long-term debt | **281,963** | 278,635 | 278,630 | 278,580 | 202,488 |
| Total (excluding amounts due within one year) | **$928,573** | $901,235 | $872,570 | $857,197 | $801,786 |
| **Capitalization Ratios** (percent): | | | | | |
| Common stock equity | **66.1** | 65.4 | 64.3 | 63.7 | 66.4 |
| Preferred stock | **3.5** | 3.6 | 3.8 | 3.8 | 4.0 |
| Mandatorily redeemable preferred securities | - | - | - | - | 4.4 |
| Long-term debt | **30.4** | 31.0 | 31.9 | 32.5 | 25.2 |
| Total (excluding amounts due within one year) | **100.0** | 100.0 | 100.0 | 100.0 | 100.0 |
| **Security Ratings:** | | | | | |
| First Mortgage Bonds - | | | | | |
| Moody's | - | - | - | Aa3 | Aa3 |
| Standard and Poor's | - | - | - | A+ | A+ |
| Fitch | - | - | - | AA | AA- |
| Preferred Stock - | | | | | |
| Moody's | **A3** | A3 | A3 | A3 | A3 |
| Standard and Poor's | **BBB+** | BBB+ | BBB+ | BBB+ | BBB+ |
| Fitch | **A+** | A+ | A+ | A+ | A |
| Unsecured Long-Term Debt - | | | | | |
| Moody's | **A1** | A1 | A1 | A1 | A1 |
| Standard and Poor's | **A** | A | A | A | A |
| Fitch | **AA-** | AA- | AA- | AA- | A+ |
| **Customers** (year-end): | | | | | |
| Residential | **150,601** | 147,643 | 142,077 | 160,189 | 159,582 |
| Commercial | **33,507** | 32,958 | 30,895 | 33,646 | 33,135 |
| Industrial | **514** | 507 | 512 | 522 | 520 |
| Other | **181** | 177 | 176 | 183 | 171 |
| Total | **184,803** | 181,285 | 173,660 | 194,540 | 193,408 |
| **Employees** (year-end) | **1,299** | 1,270 | 1,254 | 1,283 | 1,290 |

# SELECTED FINANCIAL AND OPERATING DATA 2003-2007 (continued)
**Mississippi Power Company 2007 Annual Report**

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **Operating Revenues** (in thousands): | | | | | |
| Residential | **$230,819** | $214,472 | $209,546 | $199,242 | $180,978 |
| Commercial | **247,539** | 215,451 | 213,093 | 199,127 | 175,416 |
| Industrial | **242,436** | 211,451 | 190,720 | 180,516 | 154,825 |
| Other | **6,420** | 5,812 | 5,501 | 5,428 | 5,082 |
| Total retail | **727,214** | 647,186 | 618,860 | 584,313 | 516,301 |
| Wholesale - non-affiliates | **323,120** | 268,850 | 283,413 | 265,863 | 249,986 |
| Wholesale - affiliates | **46,169** | 76,439 | 50,460 | 44,371 | 26,723 |
| Total revenues from sales of electricity | **1,096,503** | 992,475 | 952,733 | 894,547 | 793,010 |
| Other revenues | **17,241** | 16,762 | 17,000 | 15,779 | 76,914 |
| Total | **$1,113,744** | $1,009,237 | $969,733 | $910,326 | $869,924 |
| **Kilowatt-Hour Sales** (in thousands): | | | | | |
| Residential | **2,134,883** | 2,118,106 | 2,179,756 | 2,297,110 | 2,255,445 |
| Commercial | **2,876,247** | 2,675,945 | 2,725,274 | 2,969,829 | 2,914,133 |
| Industrial | **4,317,656** | 4,142,947 | 3,798,477 | 4,235,290 | 4,111,199 |
| Other | **38,764** | 36,959 | 37,905 | 40,229 | 39,890 |
| Total retail | **9,367,550** | 8,973,957 | 8,741,412 | 9,542,458 | 9,320,667 |
| Sales for resale - non-affiliates | **5,185,772** | 4,624,092 | 4,811,250 | 6,027,666 | 5,874,724 |
| Sales for resale - affiliates | **1,026,546** | 1,679,831 | 896,361 | 1,053,471 | 709,065 |
| Total | **15,579,868** | 15,277,880 | 14,449,023 | 16,623,595 | 15,904,456 |
| **Average Revenue Per Kilowatt-Hour** (cents): | | | | | |
| Residential | **10.81** | 10.13 | 9.61 | 8.67 | 8.02 |
| Commercial | **8.61** | 8.05 | 7.82 | 6.70 | 6.02 |
| Industrial | **5.61** | 5.10 | 5.02 | 4.26 | 3.77 |
| Total retail | **7.76** | 7.21 | 7.08 | 6.12 | 5.54 |
| Wholesale | **5.94** | 5.48 | 5.85 | 4.38 | 4.20 |
| Total sales | **7.04** | 6.50 | 6.59 | 5.38 | 4.99 |
| **Residential Average Annual Kilowatt-Hour Use Per Customer** | **14,294** | 14,480 | 14,111 | 14,357 | 14,161 |
| **Residential Average Annual Revenue Per Customer** | **$1,545** | $1,466 | $1,357 | $1,245 | $1,136 |
| **Plant Nameplate Capacity Ratings** (year-end) (megawatts) | **3,156** | 3,156 | 3,156 | 3,156 | 3,156 |
| **Maximum Peak-Hour Demand** (megawatts): | | | | | |
| Winter | **2,294** | 2,204 | 2,178 | 2,173 | 2,458 |
| Summer | **2,512** | 2,390 | 2,493 | 2,427 | 2,330 |
| **Annual Load Factor** (percent) | **60.9** | 61.3 | 56.6 | 62.4 | 60.5 |
| **Plant Availability Fossil-Steam** (percent) | **92.2** | 81.1 | 82.8 | 91.4 | 92.6 |
| **Source of Energy Supply** (percent): | | | | | |
| Coal | **60.0** | 63.1 | 58.1 | 55.7 | 57.7 |
| Oil and gas | **27.1** | 26.1 | 24.4 | 25.5 | 19.9 |
| Purchased power - | | | | | |
| From non-affiliates | **3.0** | 3.5 | 5.1 | 6.4 | 3.5 |
| From affiliates | **9.9** | 7.3 | 12.4 | 12.4 | 18.9 |
| Total | **100.0** | 100.0 | 100.0 | 100.0 | 100.0 |

## Directors

**Roy Anderson, III** [1]
Chairman, President and
Chief Executive Officer
Roy Anderson Holding Corp.
Gulfport, Mississippi. Elected 2007

**Tommy E. Dulaney**
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

**Warren A. Hood, Jr.** [2]
Chairman and Chief Executive Officer
Hood Companies, Inc.
Hattiesburg, Mississippi. Elected 2004

**Robert C. Khayat** [3]
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

**Aubrey B. Patterson, Jr.**
Chairman and Chief Executive Officer
BancorpSouth, Inc.
Tupelo, Mississippi. Elected 2005

**Christine L. Pickering** [4]
Christy Pickering, CPA
Biloxi, Mississippi. Elected 2007

**Martha D. Saunders, Ph.D.** [5]
President
The University of Southern Mississippi
Hattiesburg, Mississippi. Elected 2008

**George A. Schloegel**
Chairman of the Board
Hancock Holding Company
Gulfport, Mississippi. Elected 1995

**Philip J. Terrell, Ph.D.**
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

**Anthony J. Topazi**
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

## Officers

**Anthony J. Topazi**
President and Chief Executive Officer
38 years of service

**John W. Atherton**
Vice President
External Affairs
22 years of service

**Robert A. Bell** [6]
Vice President
34 years of service

**Kimberly D. Flowers**
Vice President and
Senior Production Officer
23 years of service

**Donald R. Horsley**
Vice President
Customer Services and Retail Marketing
29 years of service

**Frances V. Turnage**
Vice President, Treasurer and
Chief Financial Officer
27 years of service

**Moses H. Feagin**
Comptroller
20 years of service

**Vicki L. Pierce**
Corporate Secretary and Assistant Treasurer
27 years of service

**E. Wayne Boston**
Assistant Secretary and Assistant Treasurer
37 years of service

(1) Effective February 20, 2007.
(2) Resigned effective December 6, 2007, to become a director of Southern Company effective December 7, 2007.
(3) Retired effective April 17, 2008.
(4) Effective February 20, 2007.
(5) Effective February 27, 2008.
(6) Retired effective April 1, 2008.

Note – Years of service include years with Mississippi Power Company and its affiliates.

### General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

### Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to approximately 185,000 customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2007, retail energy sales accounted for 60.1 percent of the Company's total sales of 15.6 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies, a wholesale generation subsidiary, and other direct and indirect subsidiaries. There is no established public trading market for the Company's common stock.

### Registrar, Transfer Agent, and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, Georgia 30308-0250
(800) 554-7626

### Trustee, Registrar, and Interest Paying Agent
All series of Senior Notes
Wells Fargo Bank, N.A.
Corporate Treasury Services
7000 Central Parkway NE
Suite 550
Atlanta, GA 30328
(770) 395-6408

**Number of Preferred Shareholders of record as of December 31, 2007 was 225.**

### Form 10-K
**A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary at the Corporate Office address below:**

### Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

### Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

### Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502

END